Filed Pursuant to Rule 424(b)(5).
A filing fee of $160,500, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered from the registration statement (Registration Numbers: 333-137259 and 333-137259-01) by means of this final prospectus.

PROSPECTUS

$1,500,000,000

Seagate Technology HDD Holdings

$300,000,000 FLOATING RATE SENIOR NOTES DUE 2009

$600,000,000 6.375% SENIOR NOTES DUE 2011

$600,000,000 6.800% SENIOR NOTES DUE 2016

UNCONDITIONALLY GUARANTEED BY SEAGATE TECHNOLOGY

Seagate Technology HDD Holdings, a direct wholly owned subsidiary of Seagate Technology, is offering $300,000,000 of Floating Rate Senior Notes due 2009 (the “2009 notes”), $600,000,000 of 6.375% Senior Notes due 2011 (the “2011 notes”) and $600,000,000 of 6.800% Senior Notes due 2016 (the “2016 notes” and, together with the 2009 notes and the 2011 notes, the “notes”).

The 2009 notes will bear interest at a floating rate equal to three-month LIBOR plus 0.84% per annum. The 2011 notes will bear interest at a rate of 6.375% per annum and the 2016 notes will bear interest at a rate of 6.800% per annum. We will pay interest quarterly on the 2009 notes on January 1, April 1, July 1 and October 1 of each year, beginning on January 1, 2007. We will pay interest semi-annually on the 2011 notes and the 2016 notes on April 1 and October 1 of each year, beginning on April 1, 2007. Interest on the notes will accrue from September 20, 2006. The 2009 notes will mature on October 1, 2009, the 2011 notes will mature on October 1, 2011 and the 2016 notes will mature on October 1, 2016.

We may redeem the 2011 notes and the 2016 notes at any time at the make-whole premium set forth under the heading “Description of the Notes—Optional Redemption” in this prospectus. The 2009 notes will not be redeemable. Upon a change of control that is accompanied or followed by the downgrading of the notes within a specified period by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services below the lower of the respective rating in effect (i) immediately preceding the first public announcement of such change of control transaction or (ii) on the date of issuance of the notes offered by this prospectus, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued interest to the date of repurchase.

The notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness. Seagate Technology, our parent company, will fully and unconditionally guarantee our obligations under the notes. The parent guarantee will rank equally with its other senior unsecured indebtedness. The notes are not and will not be listed on any securities exchange.

For a more detailed description of the notes, see “ Description of the Notes” beginning on page 28.

Investing in these securities involves certain risks. See “ Risk Factors” beginning on page 9.

	Price to Public (1)	Underwriting Discounts	Proceeds to Seagate Technology HDD Holdings (before expenses)
Per 2009 note	100.000%	0.50%	99.500%
Per 2011 note	99.683%	1.25%	98.433%
Per 2016 note	99.702%	1.25%	98.452%
Total	$1,496,310,000	$16,500,000	$1,479,810,000

(1)	Plus accrued interest, if any, from the date of issuance.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on September 20, 2006.

Joint Bookrunning Managers

MORGAN STANLEY	JPMORGAN	GOLDMAN, SACHS & CO.

Co-Managers

LEHMAN BROTHERS	NEEDHAM & COMPANY, LLC	THOMAS WEISEL PARTNERS LLC

BNP PARIBAS	KEYBANC CAPITAL MARKETS	SCOTIA CAPITAL	WACHOVIA SECURITIES

September 15, 2006

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and the documents incorporated by reference. Neither Seagate Technology nor Seagate Technology HDD Holdings has authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this document may only be accurate on the date on the front cover of this document and the information contained in the documents incorporated by reference may only be accurate as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since that date.

You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. You should consult your own counsel, accountants and other advisors for legal, tax, business, financial and related advice regarding the purchase of the notes.

Unless the context otherwise requires or as otherwise indicated, as used in this prospectus, the terms “Seagate,” “Seagate Technology,” “us,” “our” and “we” refer to Seagate Technology and its subsidiaries, including Seagate Technology HDD Holdings.

Unless the context otherwise requires or as otherwise indicated, as used in this prospectus, the term “Seagate HDD” refers to Seagate Technology HDD Holdings.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions with respect to future operations, products and services, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” estimates,” “will,” “should,” “may” or words of similar meaning. These statements identify prospective information. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ, possibly materially, from those in the forward-looking statements. These risks include, among others, risks related to price and product competition in our industry, customer demand for our products, the development and introduction of new products, the impact of technological advances, risks related to our intellectual property, general market conditions and the factors listed in the section of this prospectus entitled “Risk Factors”. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or the date of any documents incorporated by reference in this document. All subsequent written and oral forward-looking statements concerning matters addressed in this document and attributable to Seagate or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Seagate undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

ii

SUMMARY

Seagate Technology

We are the leader in the design, manufacturing and marketing of rigid disc drives. Rigid disc drives, which are commonly referred to as disc drives or hard drives, are used as the primary medium for storing electronic information in systems ranging from desktop and notebook computers and consumer electronics devices to data centers delivering information over corporate networks and the Internet. We produce a broad range of disc drive products that make us a leader in the industry with products addressing enterprise applications, where our products are used in enterprise servers, mainframes and workstations; desktop applications, where our products are used in desktop computers; mobile computing applications, where our products are used in notebook computers; and consumer electronics applications, where our products are used in a wide variety of devices such as digital video recorders, digital music players and gaming devices.

We sell our disc drives primarily to major original equipment manufacturers, or OEMs, and also market to distributors under our globally recognized brand name. For fiscal years 2006, 2005 and 2004, approximately 72%, 72% and 64%, respectively, of our disc drive revenue was from sales to OEMs, including customers such as Hewlett-Packard, Dell, EMC, Microsoft and IBM. We have longstanding relationships with many of these OEM customers. We also have key relationships with major distributors, who sell our disc drive products to small OEMs, dealers, system integrators and retailers throughout most of the world. In addition, we are currently expanding our direct sales to retailers.

Acquisition of Maxtor Corporation

On May 19, 2006, we acquired Maxtor Corporation in a stock-for-stock transaction valued at $2.045 billion. We expect the acquisition of Maxtor to build on our foundation as the leading global hard disc drive company, leveraging the strength of our significant operating scale to drive product innovation and maximize operational efficiencies. We believe the combined company will be well-positioned to accelerate delivery of a diverse set of compelling and cost-effective solutions to the growing customer base for data storage products.

The acquisition provides us with enhanced scale, greater capacity and an increased customer base, which we expect will allow us to eventually achieve significant cost synergies from leveraging our research and development platform, reducing product and supply chain costs, as well as scaling our sales, marketing and administrative infrastructure. As part of the acquisition, we also acquired a final assembly and test manufacturing facility in Suzhou, China, significantly increasing our China-based manufacturing presence, as well as the retail and branded sales operations of Maxtor and the right to use the Maxtor brand and other related trade names. The acquisition has also provided us access to talented personnel in branded solution, product development, and other key functional areas.

We are engaged in integration and restructuring processes whereby we are replacing the production of Maxtor-designed disc drive products with Seagate-designed disc drive products. We expect this process to be substantially complete by the end of calendar year 2006.

Share Repurchase Program

In July 2006, our board of directors approved a repurchase of up to $2.5 billion of our common shares over the next two years. We expect to fund the share repurchase through a combination of cash on hand, future cash flow from operations and other sources of financing such as additional debt, including the notes offered hereby and amounts drawn down pursuant to an anticipated amended and restated senior unsecured revolving credit facility described below. Share repurchases under this program may be made through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades, accelerated share repurchase transactions or otherwise, or by any combination of such methods. The timing and actual number of shares repurchased will depend on a variety of factors including the share price, corporate and regulatory requirements, other market and economic conditions and our available sources of liquidity. The share repurchase program may be suspended or discontinued at any time.

Recent Developments

Seagate and Seagate HDD currently intend to enter into an amended and restated credit agreement for a senior unsecured revolving credit facility in an amount of up to $500 million, which would amend the existing $100 million senior unsecured revolving credit facility and would extend the maturity until September 2011. We currently expect that the negative covenants and financial covenants, among other obligations, will be amended to permit the execution of Seagate’s $2.5 billion share repurchase program and provide for increased operational flexibility. See “Description of Other Indebtedness – Senior Unsecured Revolving Credit Facility.”

Additional Information

The address of Seagate’s principal executive offices is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, and its telephone number at that address is (345) 949-8066. The address of Seagate’s U.S. executive offices is 920 Disc Drive, Scotts Valley, California 95066 and its telephone number at that address is (831) 438-6550. Our website address is www.seagate.com. Except for those SEC filings expressly incorporated herein by reference, information on our website is not incorporated by reference nor otherwise included in this prospectus. For additional information on Seagate, see “Where You Can Find More Information”.

SUMMARY CONSOLIDATED SELECTED FINANCIAL INFORMATION

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended June 30, 2006, incorporated by reference in this prospectus. We set forth in the table below summary historical consolidated and combined financial information relating to Seagate for the periods indicated.

•	We have derived our historical financial information as of June 30, 2006 and for the fiscal years ended June 30, 2006, July 1, 2005 and July 2, 2004 from our audited consolidated financial statements and related notes incorporated by reference in this prospectus.

•	We have derived our historical financial information for the fiscal years ended June 27, 2003 and June 28, 2002 from our audited consolidated financial statements and related notes not incorporated by reference in this prospectus.

	Fiscal Year Ended
	June 30, 2006(1)	July 1, 2005(2)	July 2, 2004(3)	June 27, 2003(4)	June 28, 2002(5)
	(in millions, except per share data)
Consolidated Income Statement Data
Revenue	$9,206	$7,553	$6,224	$6,486	$6,087
Gross margin	2,137	1,673	1,459	1,727	1,593
Income from operations	874	722	444	691	374
Debt refinancing charges	—	—	—	—	(93)
Net income	840	707	529	641	153
Basic net income per share	1.70	1.51	1.17	1.53	0.38
Diluted net income per share	1.60	1.41	1.06	1.36	0.36
Total assets	9,544	5,244	3,942	3,517	3,095
Accrued deferred compensation	—	—	—	—	147
Total debt	970	740	743	749	751
Shareholders’ equity	$5,212	$2,541	$1,855	$1,316	$641

Number of shares used in per share computations:
Basic	495	468	452	418	401
Diluted	524	502	498	470	428

Cash dividends declared per share	$0.32	$0.26	$0.20	$0.71	$0.50

	As of June 30, 2006
	Actual	As Adjusted(6)
	(in millions)
Consolidated Balance Sheet Data
Cash and cash equivalents	$ 910	$ 1,972
Working capital	996	2,058
Total assets	9,544	10,624
Long-term debt, including current portion	970	2,066
Total shareholders’ equity	$5,212	$ 5,196

(1)

Seagate Technology’s results include Maxtor’s results from May 19, 2006 through June 30, 2006. Includes $74 million of stock-based compensation expense as a result of our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123 (Revised 2004), “Share-Based Payment,” (“SFAS 123(R)”), Maxtor’s operating losses from May 19, 2006 through June 30, 2006 and related charges related to our acquisition of Maxtor, which include $38 million in integration and retention costs, net of related tax effects, $24 million in amortization of intangibles and $16 million in stock-based compensation charges related to Maxtor options assumed and nonvested shares exchanged.
(2)	Includes a $14 million reduction in operating expenses related to the reduction in accrued benefit obligations associated with our post-retirement medical plan and approximately $10 million in income from the settlement of a litigation matter.
(3)	Includes a $125 million income tax benefit from the reversal of accrued income taxes relating to tax indemnification amounts and a $59 million restructuring charge.
(4)	Includes a $10 million write-down in our investment in a private company and a $9 million net restructuring charge.
(5)	Includes a $179 million charge to record $32 million paid to participants in our deferred compensation plan and $147 million to accrue the remaining obligations under the plan, $93 million in debt refinancing charges and a $4 million net restructuring charge.
(6)	As adjusted to reflect the sale of the notes, after deducting estimated underwriting discounts and estimated offering expenses and the redemption of the $400 million aggregate principal amount of Seagate HDD’s outstanding 8.0% senior notes due 2009, as described in “Use of Proceeds,” and the payment of the related call premium and the write-off of the unamortized debt issuance costs associated therewith. Does not reflect the impact of any share repurchases that may be made using a portion of the net proceeds of this offering.

RATIO OF EARNINGS TO FIXED CHARGES

The following summary is qualified by the more detailed information appearing in the computation table found in Exhibit 12.1 to the registration statement of which this prospectus forms a part and Seagate’s historical consolidated financial statements, including the notes to those financial statements, which are incorporated by reference.

Fiscal Year Ended
	June 30, 2006	July 1, 2005	July 2, 2004	June 27, 2003	June 28, 2002
Ratio of earnings to fixed charges	20.7x	14.5x	9.1x	13.2x	3.9x
Pro forma ratio of earnings to fixed charges	8.5x
Supplemental pro forma ratio of earnings to fixed charges	4.4x

For purposes of calculating these ratios, earnings consist of the sum of (i) income before income taxes; (ii) interest expense; (iii) amortization of debt discount and debt issuance costs; and (iv) interest portion of rent expense. Fixed charges consist of items (ii) through (iv).

The calculation of the pro forma ratio reflects the blended interest rate on the notes offered hereby (assuming for purposes of the floating rate senior notes that the three-month LIBOR rate was 5.39% throughout the fiscal year ended June 30, 2006), with the notes outstanding from July 2, 2005. Because a portion of the proceeds of the notes will be used to redeem the $400 million aggregate principal amount of Seagate HDD’s outstanding 8.0% senior notes due 2009, the pro forma ratio gives effect to such redemption as if it had occurred on July 2, 2005.

The supplemental pro forma ratio of earnings to fixed charges gives effect to the foregoing as well as the impact of the acquisition of Maxtor as reflected in the pro forma statement of operations for the year ended June 30, 2006 incorporated by reference in this prospectus.

SUMMARY OF THE OFFERING

Issuer	Seagate Technology HDD Holdings (“Seagate HDD”).

Guarantor	Seagate Technology (“Seagate”).

Notes Offered	$300,000,000 aggregate principal amount of 2009 notes.

$600,000,000 aggregate principal amount of 2011 notes.

$600,000,000 aggregate principal amount of 2016 notes.

Maturity	The 2009 notes mature on October 1, 2009.

The 2011 notes mature on October 1, 2011.

The 2016 notes mature on October 1, 2016.

Interest Rates

The 2009 notes will bear interest from September 20, 2006 at a floating rate equal to three-month LIBOR plus 0.84% per annum, payable quarterly, the 2011 notes will bear interest from September 20, 2006 at the rate of 6.375% per annum, payable semi-annually, and the 2016 notes will bear interest from September 20, 2006 at the rate of 6.800% per annum, payable semi-annually.

Interest Payment Dates

January 1, April 1, July 1 and October 1 of each year for the 2009 notes, beginning on January 1, 2007, and April 1 and October 1 of each year for the 2011 notes and the 2016 notes, beginning on April 1, 2007.

Ranking

The notes are unsecured and will rank equally in right of payment with all of Seagate HDD’s other existing and future senior unsecured indebtedness and senior to any present and future subordinated indebtedness of Seagate HDD.

The parent guarantee will rank equally in right of payment with all of Seagate’s other existing and future senior unsecured indebtedness.

The notes will be effectively subordinated to Seagate’s and Seagate HDD’s present and future secured debt, to the extent of the value of the assets securing that debt, and will be structurally subordinated to all present and future liabilities, including trade payables, of Seagate HDD’s subsidiaries.

As of June 30, 2006, after giving effect to a corporate organizational change pursuant to which Maxtor became a wholly owned indirect subsidiary of Seagate HDD:

•	Seagate HDD had outstanding $400 million of senior indebtedness, none of which was secured;

•	Seagate HDD’s subsidiaries had outstanding approximately $3.9 billion of liabilities, including trade payables but excluding intercompany indebtedness; and

•	Seagate had outstanding $861 million of senior indebtedness, comprised of guarantees of subsidiary indebtedness (including the $400 million of Seagate HDD senior indebtedness), none of which was secured.

Optional Redemption

Seagate HDD may redeem the 2011 notes and the 2016 notes, in whole or in part, at any time at the make-whole premium described under the heading “Description of the Notes—Optional Redemption” in this prospectus. The 2009 notes will not be redeemable by Seagate HDD prior to maturity.

Change of Control

Upon a change of control that is accompanied or followed by the downgrading of the notes within a specified period by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services below the lower of the respective rating in effect (i) immediately preceding the first public announcement of such change of control transaction or (ii) on the date of issuance of the notes offered by this prospectus, Seagate HDD will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued interest to the date of repurchase.

Guarantee	Seagate has guaranteed the payment of the principal, premium and interest on the notes on a senior unsecured basis.

The guarantee will rank equally with all of Seagate’s existing and future senior indebtedness.

Certain Covenants	The indenture governing the notes contains covenants limiting the ability of Seagate HDD and its subsidiaries to:

•	create certain liens and enter into sale and lease-back transactions; and

•	consolidate or merge with, or convey, transfer or lease substantially all of their assets to, another person.

You should read “Description of the Notes—Covenants” in this prospectus for a description of these covenants. Exceptions to these covenants will allow Seagate HDD and its subsidiaries to create, grant or incur liens or security interests in certain circumstances.

Use of Proceeds

Seagate HDD intends to use the net proceeds of this offering to redeem the $400 million aggregate principal amount of its outstanding 8.0% senior notes due 2009 pursuant to the optional redemption provision of such notes, to fund a portion of Seagate’s $2.5 billion share repurchase program and for general corporate purposes. See “Use of Proceeds”.

Risk Factors	See “Risk Factors” beginning on page 9 of this prospectus for important information regarding Seagate and an investment in the notes.

Further Issuances

Seagate HDD may create and issue further notes of any series ranking equally with the notes of the corresponding series (other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such notes may be consolidated and form a single series with the notes of the corresponding series.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing Seagate. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, Seagate’s business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of the notes could decline substantially.

Risks Related to our Business

We expect the integration of Seagate and Maxtor will result in revenue attrition, significant cash expenditures and accounting charges, increased capital expenditures and operating inefficiencies that will have an adverse effect on our operating results and financial condition during fiscal year 2007 and potentially beyond.

We expect to experience attrition of Maxtor revenue as we complete the integration of Maxtor’s business into our operations. We will also incur significant cash expenditures and non-cash accounting charges in connection with the integration. The cash expenditures have been preliminarily estimated to be approximately $500 million and include restructuring and integration activities and retention bonuses. In addition to the anticipated cash expenditures, we expect significant non-cash charges, including those associated with the amortization of intangible assets and stock-based compensation, which we currently estimate at approximately $385 million (approximately $200 million of which is expected to be incurred in the first year following the closing). We anticipate that the majority of these cash expenditures and non-cash charges will occur in the 12 months following the closing of the merger. However, the timing of the stock-based compensation charge may be significantly affected by the effect of employee terminations as a result of restructuring activities. A substantial portion of the cash expenditures relating to restructuring activities will be recorded as liabilities assumed from Maxtor and will increase goodwill, while the non-cash charges will generally reduce earnings of Seagate. We also anticipate approximately $580 million of incremental capital expenditures as we combine operations in the first 18 to 24 months after the closing. During the initial months after the closing of the acquisition as we are winding down the manufacture and sale of Maxtor-designed disc drive products and ramping up the manufacture of Seagate-designed disc drive products to meet Maxtor’s customers’ demands, we also expect to experience operating inefficiencies that will adversely impact our gross margin and operating results. As a result of the revenue attrition, cash expenditures, accounting charges, capital expenditures and operating inefficiencies described above, our operating results and financial condition have been and will be adversely affected, particularly in the first year following the closing of the merger which occurred on May 19, 2006.

The failure to successfully integrate Maxtor’s business into our operations in the expected time frame, or at all, may adversely affect our future results.

We believe that the acquisition of Maxtor will result in certain benefits, including certain cost synergies and operational efficiencies. However, to realize these anticipated benefits, Maxtor’s business must be successfully integrated into Seagate’s operations by winding down the manufacture and sale of Maxtor-designed disc drive products and transitioning Maxtor’s customers to Seagate disc drive products. The success of the Maxtor acquisition will depend on our ability to realize these anticipated benefits from integrating Maxtor’s business into our operations. We may fail to realize the anticipated benefits of the Maxtor acquisition on a timely basis, or at all, for a variety of reasons, including the following:

•	failure to successfully manage relationships with Maxtor’s customers, distributors and suppliers and the possibility of unanticipated claims from such parties as we wind down the manufacture and sale of Maxtor-designed disc drive products;

•	failure of Maxtor customers to accept Seagate-designed disc drive products or to continue as customers of the combined company, particularly in the near term as we seek to transfer Maxtor’s customers’ purchases to Seagate-designed disc drive products;

•	failure to effectively coordinate sales and marketing efforts to communicate our capabilities;

•	revenue attrition in excess of anticipated levels;

•	potential incompatibility of operating systems;

•	failure to leverage our increased scale quickly and effectively;

•	potential difficulties integrating and harmonizing financial reporting systems; and

•	the loss of key employees.

In addition, although we are currently transitioning Maxtor’s sales to Seagate-designed disc drive products and expect this transition to be substantially completed by the end of calendar 2006, we cannot assure you that we will be successful with this transition during the contemplated time frames or at all. The integration may result in additional and unforeseen expenses or delays. If we are not able to successfully integrate Maxtor’s business and operations, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

Competition—Our industry is highly competitive and our products have experienced and will continue to experience significant price erosion and market share variability, which may be even more pronounced in the near term as our competitors seek to increase their market share following our acquisition of Maxtor.

Even during periods when demand is stable, the disc drive industry is intensely competitive and vendors typically experience substantial price erosion over the life of a product. Our competitors have historically offered existing products at lower prices as part of a strategy to gain or retain market share and customers, and we expect these practices to continue. We will need to continually reduce our prices to retain our market share, which could adversely affect our results of operations.

We believe this basic industry condition of continuing price erosion and market share variability has been even more acute recently in those markets served by Maxtor, particularly with respect to desktop disc drives, as our competitors engage in aggressive pricing actions targeted to encourage shifting of customer demand. As a result, the pricing environment in the June 2006 quarter was very competitive and we expect it to remain competitive for the remainder of fiscal year 2007 as our competitors continue these efforts.

In addition to the recent pricing activity discussed above, based on our recent experience in the industry with respect to new product introductions, we believe that the rate of growth in areal density, or the storage capacity per square inch on a disc, is slowing from its previous levels. This trend may contribute to increased average price erosion. To the extent that historical price erosion patterns continue, product life cycles may lengthen, our competitors may have more time to enter the market for a particular product and we may be unable to offset these factors with new product introductions at higher average prices. A second general industry trend that may contribute to increased average price erosion is the growth of sales to distributors that serve producers of non-branded products in the personal storage sector. These customers generally have limited product qualification programs, which increases the number of competing products available to satisfy their demand. As a result, purchasing decisions for these customers are based largely on price and terms. Any increase in our average price erosion would have an adverse effect on our result of operations.

Additionally, a significant portion of our success in the past has been a result of increasing our market share at the expense of our competitors, particularly in the notebook and small form factor markets. Our market share for our products can be negatively affected by our customers’ diversifying their sources of supply as the slowing rate of growth in areal density has resulted in longer product cycles and more time for our competitors to enter the market for particular products. When our competitors successfully introduce product offerings, which are competitive with our recently introduced new products, our customers may quickly diversify their sources of supply. We expect market shares to be even more variable in the near term as customers adjust their purchasing practices in reaction to our acquisition of Maxtor, particularly in those markets served by Maxtor. Any significant decline in our market share would adversely affect our results of operations.

Principal Competitors—We compete with both independent manufacturers, whose primary focus is producing technologically advanced disc drives, and captive manufacturers, who do not depend solely on sales of disc drives to maintain their profitability.

We have experienced and expect to continue to experience intense competition from a number of domestic and foreign companies, including other independent disc drive manufacturers and large captive manufacturers such as:

Independent	Captive
Western Digital Corporation	Fujitsu Limited
Cornice Inc.	Hitachi Global Storage Technologies
GS Magicstor Inc.	Samsung Electronics Incorporated
Excelstor	Toshiba Corporation

The term “independent” in this context refers to manufacturers that primarily produce disc drives as a stand-alone product, and the term “captive” refers to disc drive manufacturers who themselves or through affiliated entities produce complete computer or other systems that contain disc drives or other information storage products. Captive manufacturers are formidable competitors because they have the ability to determine pricing for complete systems without regard to the margins on individual components. Because components other than disc drives generally contribute a greater portion of the operating margin on a complete computer system than do disc drives, captive manufacturers do not necessarily need to realize a profit on the disc drives included in a computer system and, as a result, may be willing to sell disc drives to third parties at very low margins. Many captive manufacturers are also formidable competitors because they have more substantial resources than we do. In addition, Hitachi Global Storage Technologies (together with affiliated entities) and Samsung Electronics Incorporated also sell other products to our customers, including critical components like flash memory, ASICs and flat panel displays, and may be willing to sell their disc drives at a lower margin to advance their overall business strategy. This may improve their ability to compete with us. To the extent we are not successful competing with captive or independent disc drive manufacturers, our results of operations will be adversely affected.

In addition, in response to customer demand for high-quality, high-volume and low-cost disc drives, manufacturers of disc drives have had to develop large, in some cases global, production facilities with highly developed technological capabilities and internal controls. The development of large production facilities and industry consolidation can contribute to the intensification of competition. We also face indirect competition from present and potential customers who evaluate from time to time whether to manufacture their own disc drives or other information storage products.

In some emerging consumer applications, disc drives smaller than 1.8-inch form factor compete directly with alternative storage technologies, such as flash.

Volatility of Quarterly Results—Our quarterly operating results fluctuate significantly from period to period, and this may cause our shares price to decline.

In the past, our quarterly revenue and operating results have fluctuated significantly from period to period. We expect this fluctuation to continue for a variety of reasons, including:

•	the impact of corporate restructuring activities that we may engage in, particularly, in the near term, the impact of expenses and charges resulting from our acquisition of Maxtor and the ongoing integration of its business into our operations;

•	changes in purchases from period to period by our primary customers, particularly in the near term, as our customers reposition their demand following the closing of our acquisition of Maxtor and as, over the longer term, our competitors are able to introduce and produce in volume comparable product technology or alternative storage technology solutions, such as flash memory;

•	competitive pressures resulting in lower selling prices, including, in the near term, following the closing of our acquisition of Maxtor, pricing by our competitors specially targeted to encourage shifting of customer demand;

•	changes in the demand for the computer systems, storage subsystems and consumer electronics that contain our disc drives, due to seasonality and other factors, particularly in the near term as such demand may be impacted by delays in new computer operating system software and new gaming consoles;

•	increased costs or adverse changes in availability of supplies, particularly with respect to precious metals and scarce alloys used in producing media for products using perpendicular recording technology;

•	delays or problems in the introduction of our new products due to inability to achieve high production yields, delays in customer qualification or initial product quality issues;

•	shifting trends in customer demand which, when combined with overproduction of certain products, particularly at times such as the present, where the industry is served by multiple suppliers, results in supply/demand imbalances;

•	adverse changes in the level of economic activity in the United States and other major regions in which we do business;

•	our high proportion of fixed costs, including research and development expenses; and

•	announcements of new products, services or technological innovations by us or our competitors.

As a result, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance. Our operating results in one or more future quarters may fail to meet the expectations of investment research analysts or investors, which could cause an immediate and significant decline in the trading price of our common shares.

New Product Offerings—Market acceptance of new product introductions cannot be accurately predicted, and our results of operations will suffer if there is less demand for our new products than is anticipated.

We are continually developing new products with the goal that we will be able to introduce technologically advanced and lower cost disc drives into the marketplace ahead of our competitors.

The success of our new product introductions is dependent on a number of factors, including market acceptance, our ability to manage the risks associated with product transitions, the effective management of inventory levels in line with anticipated product demand, and the risk that our new products will have quality problems or other defects in the early stages of introduction that were not anticipated in the design of those products. Accordingly, we cannot accurately determine the ultimate effect that our new products will have on our results of operations.

In addition, the success of our new product introductions is dependent upon our ability to qualify as a primary source of supply with our OEM customers. In order for our products to be considered by our customers for qualification, we must be among the leaders in time-to-market with those new products. Once a product is accepted for qualification testing, any failure or delay in the qualification process or a requirement that we requalify can result in our losing sales to that customer until new products are introduced. The limited number of high-volume OEMs magnifies the effect of missing a product qualification opportunity. These risks are further magnified because we expect competitive pressures to result in declining sales and declining gross margins on our current generation products. We cannot assure you that we will be among the leaders in time-to-market with new products or that we will be able to successfully qualify new products with our customers in the future.

Smaller Form Factor Disc Drives—If we do not continue to successfully market smaller form factor disc drives, our business may suffer.

The disc drive industry is experiencing significant increases in sales of smaller form factor disc drives for an expanding number of applications, in particular notebook computers and consumer electronics devices, but also including personal computers and enterprise storage applications. Many of these applications have typically used disc drives with a 3.5-inch form factor, which we currently manufacture. Some of these applications, such as consumer electronics applications like digital music players and digital cameras, represent fast growing markets for disc drives. We initiated volume shipments of our first small form factor disc drive, the Momentus notebook disc drive, to a number of OEMs in the second quarter of fiscal year 2004. In June 2004, we announced our first 1-inch form factor disc drive, additional capacity models of our Momentus notebook disc drive and a 2.5-inch form factor disc drive for enterprise storage applications. Since then, we have introduced multiple higher-capacity versions of our 1-inch and 2.5-inch disc drives for mobile computing, consumer electronics and enterprise storage applications and we expect to begin offering a 1.8-inch form factor disc drive during fiscal 2007.

We have experienced competition from other companies that produce alternative storage technologies like flash memory, where increased capacity and lower cost of these technologies have resulted in competition with our lower capacity, smaller form factor disc drives.

If we do not suitably adapt our product offerings to successfully introduce additional smaller form factor disc drives, customers may decrease the amounts of our products that they purchase, which would adversely affect our results of operations.

Perpendicular Recording Technology—If our customers decide not to accept this new technology until either more disc drive manufacturers are providing it in their products, or there is more performance history for this new technology, our operating results will be adversely impacted. If products based on this technology suffer unanticipated or atypical reliability or operability problems, our operating results will be adversely impacted. In addition, products based on perpendicular technology require increased quantities of precious metals and scarce alloys like platinum and ruthenium which increases risk of higher costs and production delays that could adversely impact our operating results.

To address the growing demand for higher capacity products, we have begun a transition to perpendicular recording technology to achieve continued growth in areal density. To date, we have announced perpendicular technology based products for the desktop, enterprise, notebook, consumer electronics and branded solutions markets and we believe that we are ahead of our competitors in transitioning our product offerings to perpendicular recording technology. We expect that by the end of fiscal 2007, more than half of our unit volume will consist of products using perpendicular recording technology. Perpendicular recording technology poses various technological challenges including a complex integration of the recording head, the disc, recording channel, drive software and firmware as a system. To the extent that our customers decide not to accept this new technology until either more disc drive manufacturers are providing it in their products, or there is more performance history for this new technology, our operating results will be adversely impacted.

In addition, if these perpendicular recording technology based products suffer unanticipated or atypical failures that were not anticipated in the design or testing of those products, our service and warranty costs may materially increase which would adversely impact our operating results.

Perpendicular recording technology also requires recording media with more layers and the use of more precious metals and scarce alloys like platinum and ruthenium to create such layers. These precious metals and scarce alloys have recently become increasingly expensive and at times difficult to acquire. As our product offerings shift increasingly to perpendicular recording technology, we will be exposed to increased risks that higher costs or reduced availability of these precious metals and scarce alloys could adversely impact our operating results.

Seasonality—Because we experience seasonality in the sales of our products, our results of operations will generally be adversely impacted during our fourth fiscal quarter.

Because sales of computer systems, storage subsystems and consumer electronics tend to be seasonal, we expect to continue to experience seasonality in our business as we respond to variations in our customers’ demand for disc drives. In particular, we anticipate that sales of our products will continue to be lower during our fourth fiscal quarter than the rest of the year. In the desktop computer, notebook computer and consumer electronics sectors of our business, this seasonality is partially attributable to our customers’ increased sales of personal computers and consumer electronics during the winter holiday season. In the enterprise sector of our business, our sales are seasonal because of the capital budgeting and purchasing cycles of our end users. Because our working capital needs peak during periods in which we are increasing production in anticipation of orders that have not yet been received, our operating results will fluctuate seasonally even if the forecasted demand for our products proves accurate.

Furthermore, it is difficult for us to evaluate the degree to which this seasonality may affect our business in future periods because our overall growth may have reduced the impact of this seasonality in recent periods. For example, because of dramatic rates of growth exhibited by the consumer electronics applications in the March and June 2005 quarters followed by a period of component constraints during the September and December 2005 quarters which impacted our production capacity, we did not experience either a traditional seasonal decrease in sales of our products in the third and fourth quarter of fiscal year 2005 or a comparative seasonal increase in sales of our products in the first half of fiscal year 2006. The lack of seasonality in calendar year 2005 was atypical in the disc drive industry as evidenced by the modest seasonal decline we experienced in the March 2006 quarter, particularly with respect to disc drives for desktop and mobile applications, which continued in a more traditional pattern in the June 2006 quarter. Given the rate and unpredictability of product transitions and new product introductions in the consumer electronics market, we may experience significant variability in unit demand in future periods, which may be exacerbated by the highly seasonal nature of consumer electronics products generally.

Difficulty in Predicting Quarterly Demand—If we fail to predict demand accurately for our products in any quarter, we may not be able to recapture the cost of our investments.

The disc drive industry operates on quarterly purchasing cycles, with much of the order flow in any given quarter coming at the end of that quarter. Our manufacturing process requires us to make significant product-specific investments in inventory in each quarter for that quarter’s production. Because we typically receive the bulk of our orders late in a quarter after we have made our investments, there is a risk that our orders will not be sufficient to allow us to recapture the costs of our investment before the products resulting from that investment have become obsolete. Our ability to accurately predict demand may be even more challenged in the near term as our customers reposition their demand following our acquisition of Maxtor, particularly in the markets served by Maxtor. We cannot assure you that we will be able to accurately predict demand in the future.

Other factors that may negatively impact our ability to recapture the cost of investments in any given quarter include:

•	our inability to reduce our fixed costs to match sales in any quarter because of our vertical manufacturing strategy, which means that we make more capital investments than we would if we were not vertically integrated;

•	the timing of orders from, and the shipment of products to, key customers;

•	unanticipated fluctuations in unit volume purchases from our customers, particularly our distributor customers who from time to time constitute a large portion of our total sales, particularly in the near term as our customers reposition their demand following our acquisition of Maxtor;

•	our product mix and the related margins of the various products;

•	accelerated reduction in the price of our disc drives due to technological advances and/or an oversupply of disc drives in the market, a condition that is exacerbated when the industry is served by multiple suppliers and shifting trends in demand which can create supply demand imbalances;

•	manufacturing delays or interruptions, particularly at our major manufacturing facilities in China, Malaysia, Singapore and Thailand;

•	variations in the cost of components for our products;

•	limited access to components that we obtain from a single or a limited number of suppliers;

•	the impact of changes in foreign currency exchange rates on the cost of producing our products and the effective price of our products to foreign consumers; and

•	operational issues arising out of the increasingly automated nature of our manufacturing processes.

Dependence on Supply of Equipment and Components—If we experience shortages or delays in the receipt of critical equipment or components necessary to manufacture our products, we may suffer lower operating margins, production delays and other material adverse effects.

The cost, quality and availability of components, certain equipment and raw materials used to manufacture disc drives and key components like media and heads are critical to our success. The equipment we use to manufacture our products and components is frequently custom made and comes from a few suppliers and the lead times required to obtain manufacturing equipment can be significant. Particularly important components for disc drives include read/write heads, recording media, ASICs, spindle motors, printed circuit boards and suspension assemblies. We rely on sole suppliers or a limited number of suppliers for some of these components, including recording media that we do not manufacture, ASICs, spindle motors, printed circuit boards and suspension assemblies. In the past, we have experienced increased costs and production delays when we were unable to obtain the necessary equipment or sufficient quantities of some components and/or have been forced to pay higher prices or make volume purchase commitments or advance deposits for some components, equipment or raw materials, such as precious metals like platinum and ruthenium, that were in short supply in the industry in general.

In addition, the recent increases in demand for small form factor mobile products have led to shortages in the components used in smaller form factor disc drives such as the glass substrates used to make the recording media for such drives. Increasing unit growth for 3.5-inch and smaller form factor non-mobile disc drives could also lead to constraints for the supply of aluminum media and substrates.

Historically, the technology sector specifically, and the economy generally have experienced economic pressure, which has resulted in consolidation among component manufacturers and may result in some component manufacturers exiting the industry or not making sufficient investments in research to develop new components.

If there is a shortage of, or delay in supplying us with, critical components, equipment or raw materials, then:

•	it is likely that our suppliers would raise their prices and, if we could not pass these price increases to our customers, our operating margin would decline;

•	we might have to reengineer some products, which would likely cause production and shipment delays, make the reengineered products more costly and provide us with a lower rate of return on these products;

•	we would likely have to allocate the components we receive to certain products and ship less of others, which could reduce our revenues and could cause us to lose sales to customers who could purchase more of their required products from manufacturers that either did not experience these shortages or delays or that made different allocations; and

•	we might be late in shipping products, causing potential customers to make purchases from our competitors, thus causing our revenue and operating margin to decline.

We cannot assure you that we will be able to obtain critical components in a timely and economic manner, or at all.

Importance of Reducing Operating Costs—If we do not reduce our operating expenses, we will not be able to compete effectively in our industry.

Our strategy involves, to a substantial degree, increasing revenue and product volume while at the same time reducing operating expenses. In this regard, we are continually engaged in ongoing, company-wide manufacturing efficiency activities intended to increase productivity and reduce costs. Our ongoing efforts to integrate Maxtor’s business into our operations is a current focused instance of such activities. In the past, these activities have included closures and transfers of facilities, significant personnel reductions and efforts to increase automation. For example, in the fourth quarter of fiscal year 2004, we undertook significant restructuring activities to reduce the costs of our operations and we continue to look at opportunities for further cost reductions, which may result in additional restructuring activities in the future. We cannot assure you that our efforts will result in the increased profitability, cost savings or other benefits that we expect. Moreover, the reduction of personnel and closure of facilities may adversely affect our ability to manufacture our products in required volumes to meet customer demand and may result in other disruptions that affect our products and customer service. In addition, the transfer of manufacturing capacity of a product to a different facility frequently requires qualification of the new facility by some of our OEM customers. We cannot assure you that these activities and transfers will be implemented on a cost-effective basis without delays or disruption in our production and without adversely affecting our customer relationships and results of operations.

Industry Demand—Changes in demand for computer systems and storage subsystems has caused and may cause in the future a decline in demand for our products.

Our disc drives are components in computers, computer systems, storage subsystems and consumer electronics devices. The demand for these products has been volatile. In a weak economy, consumer spending tends to decline and retail demand for personal computers and consumer electronics devices tends to decrease, as does enterprise demand for computer systems and storage subsystems. Unexpected slowdowns in demand for computer systems and storage subsystems generally cause sharp declines in demand for disc drive products.

Additional causes of declines in demand for our products in the past have included announcements or introductions of major new operating systems or semiconductor improvements or changes in consumer preferences, such as the shift from desktop to notebook computers. We believe these announcements and introductions have from time to time caused consumers to defer their purchases and made inventory obsolete. Whenever an oversupply of disc drives causes participants in our industry to have higher than anticipated inventory levels, we experience even more intense price competition from other disc drive manufacturers than usual.

Dependence on Distributors—We are dependent on sales to distributors, which may increase price erosion and the volatility of our sales.

A substantial portion of our sales has been to distributors of desktop disc drive products. Product qualification programs in this distribution channel are limited, which increases the number of competing products that are available to satisfy demand, particularly in times of lengthening product cycles. As a result, purchasing decisions in this channel are based largely on price, terms and product availability. Sales volumes through this channel are also less predictable and subject to greater volatility than sales to our OEM customers. In the second half of fiscal year 2004, a number of disc drive manufacturers independently launched initiatives to improve the stability of the distribution channel, particularly with respect to the purchasing behavior of these distributors, while other disc drive manufacturers have not launched such initiatives. These actions have further increased the uncertainty as to demand within this market sector. To the extent that distributors reduce their purchases of our products or prices decline significantly in the distribution channel, our results of operations would be adversely affected.

Longer Product Life Cycles—Lengthening of product life cycles can make planning product transitions difficult and may reduce the favorable impact of new product transitions.

In contrast to historical trends, based on our recent experience in the industry with respect to new product introductions, we believe that the current rate of growth in areal density is slowing from the rate of the last several years. We believe that this slowdown in the rate of growth in areal density will continue until a significant advance in technology for the electronic storage of data, such as perpendicular recording technology, becomes commercially available.

When the rate of growth in areal density slows, it may contribute to increased average price erosion to the extent historical price erosion patterns continue, a limitation in our ability to introduce new products at higher prices and lengthened product life cycles which permits competitors more time to enter the market for a particular type of disc drive. In addition, the lengthening of product life cycles can make planning product transitions more difficult. To the extent that we prematurely discontinue a product, or do not timely introduce new products, our operating results may be adversely affected.

Because the rate of growth in areal density is slowing, the favorable impact of new product introductions on our results of operations may be minimized. Historically, the introduction of new products generally has had a favorable impact on our results of operations both because the new products are introduced at higher prices than existing competitive offerings and because advances in areal density technology have enabled lower manufacturing costs through a reduction in components such as read/write heads and discs. However, in contrast to when the rate of growth in areal density is increasing, a slowing rate of growth in areal density can limit the cost benefits of new products because it is technologically more difficult to reduce the number of read/write heads and discs in a particular drive. In addition, given the environment of intense price competition, in the absence of significant capacity or reliability increases, it is difficult to obtain higher prices for new products.

Importance of Time-to-Market—Our operating results may depend on our being among the first-to-market and achieving sufficient production volume with our new products.

To achieve consistent success with our OEM customers, it is important that we be an early provider of new types of disc drives featuring leading, high-quality technology and lower per gigabyte storage cost. Historically, our operating results have substantially depended upon our ability to be among the first-to-market with new product offerings. However, during a period of slowing areal density growth, such as we are in now, the importance of time-to-market may be less critical. Our market share and operating results in the future may be adversely affected, particularly if the rate of growth in areal density resumes its historical pattern, if we fail to:

•	consistently maintain our time-to-market performance with our new products;

•	produce these products in sufficient volume;

•	qualify these products with key customers on a timely basis by meeting our customers’ performance and quality specifications; or

•	achieve acceptable manufacturing yields, quality and costs with these products.

If delivery of our products is delayed, our OEM customers may use our competitors’ products to meet their production requirements. If the delay of our products causes delivery of those OEMs’ computer systems into which our products are integrated to be delayed, consumers and businesses may purchase comparable products from the OEMs’ competitors.

Moreover, we face the related risk that consumers and businesses may wait to make their purchases if they want to buy a new product that has been shipped or announced but not yet released. If this were to occur, we may be unable to sell our existing inventory of products that may have become less efficient and cost effective compared to new products. As a result, even if we are among the first-to-market with a given product, subsequent introductions or announcements by our competitors of new products could cause us to lose revenue and not achieve a positive return on our investment in existing products and inventory.

Dependence on Key Customers—We may be adversely affected by the loss of, or reduced, delayed or cancelled purchases by, one or more of our larger customers.

Some of our key customers, including Hewlett-Packard, Dell, EMC, Microsoft and IBM, account for a large portion of our disc drive revenue. Our recent acquisition of Maxtor may increase our business with certain of our larger customers. We have longstanding relationships with many of our customers, however, if any of our key customers were to significantly reduce their purchases from us, our results of operations would be adversely affected. While sales to major customers may vary from period to period, a major customer that permanently discontinues or significantly reduces its relationship with us could be difficult to replace. In line with industry practice, new customers usually require that we pass a lengthy and rigorous qualification process at the customer’s cost. Accordingly, it may be difficult or costly for us to attract new major customers. Additionally, mergers, acquisitions, consolidations or other significant transactions involving our customers generally entail risks to our business. If a significant transaction involving any of our key customers results in the loss of or reduction in purchases by these key customers, it could have a materially adverse effect on our business, results of operations, financial condition and prospects.

Dependence on Growth in Consumer Electronics Products—Our recent results have been materially benefited by significant growth in new consumer electronics products, which can experience significant volatility due to seasonal and other factors which could materially adversely impact our future results of operations.

Our recent results have been materially benefited by significant growth in new consumer electronics applications like digital video recorders and digital music players which are experiencing unexpected growth after the typically high demand holiday season. While this growth enabled us in fiscal year 2005, and to a lesser extent in fiscal year 2006, to offset the traditional seasonal decline usually experienced in the March and June quarters, the demand for consumer electronics products can be even more volatile and unpredictable than the demand for compute products, which have been our traditional markets. This potential for unpredictable volatility is increased by the possibility of competing alternative storage technologies like flash memory, meeting the customers’ cost and capacity metrics, resulting in a rapid shift in demand from our products and disc drive technology, generally, to alternative storage technologies. Unpredictable fluctuations in demand for our products or rapid shifts in demand from our products to alternative storage technologies in new consumer electronics applications could materially adversely impact our future results of operations.

New Product Development and Technological Change—If we do not develop products in time to keep pace with technological changes, our operating results will be adversely affected.

Our customers have demanded new generations of disc drive products as advances in computer hardware and software have created the need for improved storage products with features such as increased storage capacity, improved performance and reliability and lower cost. We, and our competitors, have developed improved products, and we will need to continue to do so in the future. For fiscal years 2006, 2005 and 2004, we had product development expenses of $805 million, $645 million and $666 million, respectively. Product development expenses for fiscal year 2006 included $28 million of non-cash charges associated with the acquisition of Maxtor. We cannot assure you that we will be able to successfully complete the design or introduction of new products in a timely manner, that we will be able to manufacture new products in sufficient volumes with acceptable manufacturing yields, that we will be able to successfully market these new products or that these products will perform to specifications on a long-term basis. In addition, the impact of slowing areal density growth may adversely impact our ability to be successful.

When we develop new products with higher capacity and more advanced technology, our operating results may decline because the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. If our products suffer increases in failures, are of low quality or are not reliable, customers may reduce their purchases of our products and our manufacturing rework and scrap costs and service and warranty costs may increase. In addition, a decline in the reliability of our products may make us less competitive as compared with other disc drive manufacturers.

Economic Risks Associated with International Operations—Our international operations subject us to risks related to currency exchange fluctuations, longer payment cycles for sales in foreign countries, seasonality and disruptions in foreign markets, tariffs and duties, price controls, potential adverse tax consequences, increased costs, our customers’ credit and access to capital and health-related risks.

We have significant operations in foreign countries, including manufacturing facilities, sales personnel and customer support operations. We have manufacturing facilities in China, Malaysia, Northern Ireland, Singapore and Thailand, in addition to those in the United States. A substantial portion of our desktop disc drive assembly occurs in our facility in China.

Our international operations are subject to economic risks inherent in doing business in foreign countries, including the following:

•	Disruptions in Foreign Markets. Disruptions in financial markets and the deterioration of the underlying economic conditions in the past in some countries, including those in Asia, have had an impact on our sales to customers located in, or whose end-user customers are located in, these countries.

•	Fluctuations in Currency Exchange Rates. Prices for our products are denominated predominately in U.S. dollars, even when sold to customers that are located outside the United States. Currency instability in Asia and other geographic markets may make our products more expensive than products sold by other manufacturers that are priced in the local currency. Moreover, many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, the increased strength of local currencies against the U.S. dollar in countries where we have foreign operations would result in higher effective operating costs and, potentially, reduced earnings. From time to time, fluctuations in foreign exchange rates have negatively affected our operations and profitability and there can be no assurance that these fluctuations will not adversely affect our operations and profitability in the future.

•	Longer Payment Cycles. Our customers outside of the United States are often allowed longer time periods for payment than our U.S. customers. This increases the risk of nonpayment due to the possibility that the financial condition of particular customers may worsen during the course of the payment period.

•	Seasonality. Seasonal reductions in the business activities of our customers during the summer months, particularly in Europe, typically result in lower earnings during those periods.

•	Tariffs, Duties, Limitations on Trade and Price Controls. Our international operations are affected by limitations on imports, currency exchange control regulations, transfer pricing regulations, price controls and other restraints on trade. In addition, the governments of many countries, including China, Malaysia, Singapore and Thailand, in which we have significant operating assets, have exercised and continue to exercise significant influence over many aspects of their domestic economies and international trade.

•	Potential Adverse Tax Consequences. Our international operations create a risk of potential adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries.

•	Increased Costs. The shipping and transportation costs associated with our international operations are typically higher than those associated with our U.S. operations, resulting in decreased operating margins in some foreign countries.

•	Credit and Access to Capital Risks. Our international customers could have reduced access to working capital due to higher interest rates, reduced bank lending resulting from contractions in the money supply or the deterioration in the customer’s or its bank’s financial condition, or the inability to access other financing.

Political Risks Associated with International Operations—Our international operations subject us to risks related to political unrest and terrorism.

We have manufacturing facilities in parts of the world that periodically experience political unrest. This could disrupt our ability to manufacture important components as well as cause interruptions and/or delays in our ability to ship components to other locations for continued manufacture and assembly. Any such delays or interruptions could result in delays in our ability to fill orders and have an adverse effect on our results of operations and financial condition. U.S. and international responses to the terrorist attacks on September 11, 2001, the ongoing hostilities in Afghanistan, Iraq and Lebanon and the risk of hostilities elsewhere in the world could exacerbate these risks.

Legal and Operational Risks Associated with International Operations—Our international operations subject us to risks related to staffing and management, legal and regulatory requirements and the protection of intellectual property.

Operating outside of the United States creates difficulties associated with staffing and managing our international manufacturing facilities, complying with local legal and regulatory requirements and protecting our intellectual property. We cannot assure you that we will continue to be found to be operating in compliance with applicable customs, currency exchange control regulations, transfer pricing regulations or any other laws or regulations to which we may be subject. We also cannot assure you that these laws will not be modified.

Risk of Intellectual Property Litigation—Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We cannot be certain that our products do not and will not infringe issued patents or other intellectual property rights of others. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until the patent is issued, and we may not be aware of currently filed patent applications that relate to our products or technology. If patents are later issued on these applications, we may be liable for infringement. We may be subject to legal proceedings and claims, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us, or our licensees in connection with their use of our products.

We are currently subject to a lawsuit by Convolve, Inc. and the Massachusetts Institute of Technology and a lawsuit pending in Nanjing, China involving intellectual property claims. Also, Maxtor is subject to a lawsuit by Papst Licensing, GmbH involving patent infringement claims. Also, on August 23, 2006, Siemens AG, a German corporation, filed a complaint against us in the U.S. District Court for the Central District of California alleging that our current head technology infringes a Siemens U.S. patent.

In addition, Read-Rite Corporation, in a letter dated November 19, 2002 and in correspondence after that date, asserted that, as of November 22, 2000, we no longer had a license to Read-Rite Corporation patented head technology and that our disc drive products infringe at least two Read-Rite Corporation patents. Read-Rite filed for bankruptcy on June 17, 2003, and Western Digital Corporation purchased certain Read-Rite assets from the bankruptcy on July 23, 2003, including Read-Rite’s alleged patent infringement claims against us. On December 20, 2005, the Bankruptcy Court ruled that we did not have a right to a license to Read-Rite Corporation patented head technology after November 22, 2000. The Bankruptcy Court order was affirmed by the U.S. District Court for the Northern District of California on May 8, 2006, and we have decided not to appeal this decision. Because of the Read-Rite bankruptcy, Western Digital also does not have a right to a license to our patented head technology. In addition, neither Western Digital nor Seagate otherwise has a license to the other’s intellectual property. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. In addition, intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot assure you that we will be successful in defending ourselves against intellectual property claims. Moreover, software patent litigation has increased due to the current uncertainty of the law and the increasing competition and overlap of product functionality in the field. If we were to discover that our products infringe the intellectual property rights of others, we would need to obtain licenses from these parties or substantially reengineer our products in order to avoid infringement. We might not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to reengineer our products successfully. Moreover, if we are sued for patent infringement and lose the suit, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products which could adversely affect our results of operations and financial condition.

Dependence on Key Personnel—The loss of some key executive officers and employees could negatively impact our business prospects.

Our future performance depends to a significant degree upon the continued service of key members of management as well as marketing, sales and product development personnel. The loss of one or more of our key personnel would have a material adverse effect on our business, operating results and financial condition. We believe our future success will also depend in large part upon our ability to attract, retain and further motivate highly skilled management, marketing, sales and product development personnel. We have experienced intense competition for personnel, and we cannot assure you that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining personnel in the future.

System Failures—System failures caused by events beyond our control could adversely affect computer equipment and electronic data on which our operations depend.

Our operations are dependent upon our ability to protect our computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusion and other catastrophic events. As our operations become more automated and increasingly interdependent, our exposure to the risks posed by these types of events will increase. A significant part of our operations is based in an area of California that has experienced power outages and earthquakes and is considered seismically active. We do not have a contingency plan for addressing the kinds of events referred to in this paragraph that would be sufficient to prevent system failures and other interruptions in our operations that could have a material adverse effect on our business, results of operations and financial condition.

SOX 404 Compliance—While we believe that we currently have adequate internal control procedures in place, we are still exposed to future risks of non-compliance and will continue to incur costs associated with Section 404 of the Sarbanes-Oxley Act of 2002.

We have completed the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002 from which we excluded the internal control over financial reporting of Maxtor, which we acquired on May 19, 2006. Although our assessment, testing, and evaluation resulted in our conclusion that as of June 30, 2006, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our financial results or the market price of our shares could be adversely affected. We will incur additional expenses and commitment of management’s time in connection with further evaluations.

Potential Governmental Action—Governmental action against companies located in offshore jurisdictions may lead to a reduction in the demand for our common shares.

Recent federal and state legislation has been proposed, and additional legislation may be proposed in the future which, if enacted, could have an adverse tax impact on either Seagate or its shareholders. For example, the eligibility for favorable tax treatment of taxable distributions paid to U.S. shareholders of Seagate as qualified dividends could be eliminated.

Securities Litigation—Significant fluctuations in the market price of our common shares could result in securities class action claims against us.

Significant price and value fluctuations have occurred with respect to the publicly traded securities of disc drive companies and technology companies generally. The price of our common shares is likely to be volatile in the future. In the past, following periods of decline in the market price of a company’s securities, class action lawsuits have often been pursued against that company. If similar litigation were pursued against us, it could result in substantial costs and a diversion of management’s attention and resources, which could materially adversely affect our results of operations, financial condition and liquidity.

Risks Relating to the Notes

Substantial Leverage—Our substantial leverage could adversely affect our ability to fulfill our obligations under the notes and operate our business.

Following the closing of this offering, our leverage and debt service obligations will substantially increase. For the year ended June 30, 2006, our actual interest expense was $41 million. After giving effect to this offering and the redemption of Seagate HDD’s outstanding 8.0% senior notes due 2009 as if redeemed at the beginning of the fiscal year, our interest expense would have been approximately $109 million for fiscal year 2006, and further assuming the assumption of indebtedness acquired in connection with the merger with Maxtor as of July 2, 2005, our interest expense would have been $135 million for fiscal year 2006. Our actual ratio of earnings to fixed charges was 20.7 to 1 for fiscal year 2006, which, on a pro forma basis after adjusting for this offering and the redemption of the $400 million aggregate principal amount of Seagate HDD’s outstanding 8.0% senior notes due 2009, was 8.5 to 1 for fiscal year 2006. After further adjusting for the impact of the acquisition of Maxtor (as reflected in the pro forma statement of operations for the year ended June 30, 2006 incorporated by reference in this prospectus), our supplemental pro forma ratio of earnings to fixed charges was 4.4 to 1 for fiscal year 2006. As of June 30, 2006, our total debt was $970 million, excluding unused commitments and contractual obligations and other commitments, and our total shareholders’ equity was $5,212 million. Adjusted for this offering and the redemption of $400 million aggregate principal amount of Seagate HDD’s outstanding 8.0% senior notes due 2009, as of June 30, 2006, our total debt would have been $2,066 million and our total shareholders’ equity would have been $5,196 million. While we have only accessed $31 million pursuant to our existing senior unsecured revolving credit facility of up to $100 million, we currently intend to enter into an amended and restated senior unsecured revolving credit facility of up to $500 million due September 2011, which we may draw down, among other things, to execute a portion of our share repurchase program, and which may further substantially increase our leverage and debt service obligations. See “Summary—Share Repurchase Program” and “Description of Other Indebtedness—Senior Unsecured Revolving Credit Facility.” In addition, we may incur additional debt from time to time to finance working capital, product development efforts, strategic acquisitions, investments and alliances, capital expenditures or other general corporate purposes, subject to the restrictions contained in the credit agreement that governs our senior unsecured revolving credit facility and in any other agreements under which we incur indebtedness. The indenture governing the notes will have a very limited effect in restricting our ability to incur additional debt.

Our substantial debt could have important consequences to you, including the following:

•	we are required to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements;

•	our interest expense could increase if prevailing interest rates increase because a substantial portion of our debt, including the 2009 notes offered hereby and any borrowings under our senior unsecured revolving credit facility, will bear interest at floating rates;

•	our substantial leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies;

•	our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements; and

•	our level of debt may prevent us from raising the funds necessary to repurchase all of the notes tendered to Seagate HDD upon the occurrence of a change of control that is accompanied or followed by a ratings decline. The failure to repurchase all such notes would constitute an event of default under the notes.

Unsecured Obligations—Because the notes and the note guarantee are not secured and are effectively subordinated to the rights of secured creditors, the notes will be subject to the prior claims of any secured creditors, and if a default occurs, we may not have sufficient funds to fulfill our obligations under the notes.

The notes and the note guarantee are unsecured obligations, ranking equally with other senior unsecured indebtedness. The indenture governing the notes permits Seagate HDD and its subsidiaries to incur additional secured debt under specified circumstances and imposes no limitations on Seagate’s ability to incur secured debt. If Seagate or Seagate HDD incurs any secured debt, their respective assets and those of their respective subsidiaries will be subject to prior claims by their respective secured creditors. In the event of bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up of either of Seagate or Seagate HDD, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in any remaining assets ratably with all of their respective unsecured and unsubordinated creditors, including trade creditors. If Seagate or Seagate HDD incur any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all these creditors, all or a portion of the notes then outstanding would remain unpaid.

Structural Subordination—Seagate HDD and Seagate will depend on the receipt of dividends or other intercompany transfers from their subsidiaries to meet their obligations under the notes and the note guarantee. Claims of creditors of these subsidiaries may have priority over your claims with respect to the assets and earnings of these subsidiaries.

Seagate HDD and Seagate conduct a substantial portion of their operations through their subsidiaries. They will therefore be dependent upon dividends or other intercompany transfers of funds from their subsidiaries in order to meet their obligations under the notes and the note guarantee and to meet their other obligations. Generally, creditors of these subsidiaries will have claims to the assets and earnings of these subsidiaries that are superior to the claims of Seagate HDD’s and Seagate’s creditors, except to the extent the claims of Seagate and Seagate HDD’s creditors are guaranteed by these subsidiaries. None of these subsidiaries is guaranteeing the notes.

In the event of the bankruptcy, insolvency, liquidation, reorganization, dissolution or other winding up of Seagate HDD or Seagate, the holders of the notes may not receive any amounts with respect to the notes or the note guarantee until after the payment in full of the claims of creditors of the subsidiaries of Seagate HDD and Seagate, as the case may be.

As of June 30, 2006, after giving effect to a corporate organizational change pursuant to which Maxtor became a wholly owned indirect subsidiary of Seagate HDD, Seagate HDD’s subsidiaries had $3.9 billion of liabilities, including trade payables but excluding intercompany indebtedness.

Additional Borrowing Capacity—Despite our substantial leverage, we are permitted to incur more debt, which may intensify the risks associated with our substantial leverage, including the risk that we will be unable to service our debt.

Our existing and proposed new senior unsecured revolving credit facility permits and will permit us to incur a significant amount of additional debt, as long as we remain in compliance with the covenants contained in the credit agreement governing the facility and the agreement that will cover our new proposed facility. Our proposed new facility would increase our available senior unsecured revolving facility from up to $100 million to up to $500 million. The indenture governing the notes does not limit the amount of additional debt that we may incur. If we incur additional debt, the risks associated with our substantial leverage, including the risk that we will be unable to service our debt, will intensify.

Negative covenants—There are only three negative covenants in the indenture that governs the notes, each with a limited effect.

The indenture that governs the notes contains only three negative covenants—(i) consolidation, merger and conveyance, transfer and lease of assets, (ii) limitation on liens and (iii) limitation on sale and leaseback transactions—the latter two of which apply only to Seagate HDD and its subsidiaries. The limitation on liens and limitation on sale and leaseback transactions, however, do not apply to Seagate HDD’s parent, Seagate and contain exceptions that will allow Seagate HDD to create, grant or incur liens or security interests with respect to material properties. See “Description of the Notes—Covenants.”

Change of Control Provisions—The change of control provisions in the indenture that governs the notes will not necessarily protect you in the event of a highly leveraged transaction.

The change of control provisions contained in the indenture that governs the notes will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving Seagate or Seagate HDD. These transactions may not involve a change in voting power or beneficial ownership or, even if they do, may not involve a change of the magnitude required under the definition of change of control in the indenture to trigger these provisions, notably, that the transactions are accompanied or followed by a downgrade in the rating of the notes offered by this prospectus. Except as described under “Description of the Notes—Change of Control,” the indenture does not contain provisions that permit the holders of the notes to require Seagate HDD to repurchase the notes in the event of a takeover, recapitalization or similar transaction.

No Prior Market for the Notes—There is no prior market for the notes. If one develops, it may not be liquid.

We do not intend to list the notes on any national securities exchange or to seek their quotation on any automated dealer quotation system. We cannot assure you that any liquid market for the notes will ever develop or be maintained. The underwriters have advised us that they currently intend to make a market in the notes following the offering. However, the underwriters have no obligation to make a market in the notes and they may stop at any time. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	time remaining to the maturity of the notes;

•	outstanding amount of the notes;

•	the terms related to optional redemption of the notes; and

•	level, direction and volatility of market interest rates generally.

Rating of the Notes—Ratings of the notes may change after issuance and affect the market price and marketability of the notes.

We currently expect that, upon issuance, the notes will be rated by Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services. Such ratings are limited in scope, and do not address all material risks relating to an investment in the notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. There is no assurance that such credit ratings will be issued or remain in effect for any given period of time or that such ratings will not be lowered, suspended or withdrawn entirely by the rating agencies, if, in each rating agency’s judgment, circumstances so warrant. It is also possible that such ratings may be lowered in connection with the application of the proceeds of this offering or in connection with future events, such as future acquisitions. Holders of notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of such ratings. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market price or marketability of the notes.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $1.478 billion after deducting estimated underwriting discounts and estimated offering expenses. Seagate HDD intends to use the net proceeds of this offering to redeem the $400 million aggregate principal amount of its outstanding 8.0% senior notes due 2009 pursuant to the optional redemption provision of such notes, to fund a portion of Seagate’s $2.5 billion share repurchase program and for general corporate purposes. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade instruments.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, short-term investments and capitalization as of June 30, 2006 and as adjusted to give effect to the offering, after deducting estimated underwriting discounts and estimated offering expenses, and the application of the net proceeds to redeem the $400 million aggregate principal amount of Seagate HDD’s outstanding 8.0% senior notes due 2009 pursuant to the optional redemption provision of such notes. This table should be read in conjunction with the Consolidated Financial Statements incorporated by reference in this prospectus. The table does not reflect the impact of any share repurchases that may be made using a portion of the net proceeds of this offering.

	As of June 30, 2006
	Actual	As adjusted
	(in millions, except share data and par value)
Cash and cash equivalents	$910	$1,972
Short-term investments	823	823

Total cash, cash equivalents and short-term investments	$1,733	$2,795

Long-term debt (including current portion):
2009 notes offered hereby	$—	$300
2011 notes offered hereby, net of discount of $2	—	598
2016 notes offered hereby, net of discount of $2	—	598

Total notes offered hereby, net of discount of $4	—	1,496

8.0% Senior Notes due 2009	400	—
2.375% Convertible Senior Notes due 2012	326	326
6.8% Convertible Senior Notes due 2010	135	135
5.75% Subordinated Debentures due 2012	49	49
LIBOR-based China manufacturing facility loans	60	60

Total long-term debt	970	2,066

Shareholders’ equity:
Preferred stock, par value $0.00001 per share:
100 million shares authorized and no shares issued and outstanding
Common stock and additional paid-in capital, par value $0.00001 per share:
1,250 million shares authorized and 575,947,957 shares issued and outstanding	—	—
Additional paid-in capital	2,858	2,858
Deferred stock compensation	(1)	(1)
Accumulated other comprehensive loss	(7)	(7)
Retained earnings	2,362	2,346

Total shareholders’ equity	5,212	5,196

Total capitalization	$6,182	$7,262

We have a senior unsecured revolving credit facility of up to $100 million that matures in November 2008. Although no borrowings have been drawn under this senior unsecured revolving credit facility to date, we utilized $31 million for outstanding letters of credit and bankers’ guarantees as of June 30, 2006, leaving $69 million of available capacity as of such date for additional letters of credit or cash borrowings, subject to compliance with financial covenants and other customary conditions to borrowing. We currently intend to enter into an amended and restated credit agreement for a senior unsecured revolving credit facility in an amount of up to $500 million.

DESCRIPTION OF THE NOTES

The terms of the notes will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939. You should carefully read the summary below and the provisions of the indenture that may be important to you before investing in the notes. We have filed the form of indenture as an exhibit to the registration statement of which this prospectus is a part. Selected provisions of the indenture and the notes are summarized below. This summary is not complete and is qualified in its entirety by reference to the base indenture and any supplemental indenture or officer’s certificate issued thereunder. We urge you to read the indenture because the indenture, not this description, defines your rights as holders of the notes.

Certain terms used in this description are defined under the subheading “—Certain Definitions”. In this description, references to the “Company” refer only to Seagate Technology HDD Holdings and not to any of its subsidiaries and references to “Parent” refer only to Seagate Technology and not to any of its subsidiaries.

General

The Floating Rate Senior Notes due 2009 (the “2009 notes”), the 6.375% Senior Notes due 2011 (the “2011 notes”) and the 6.800% Senior Notes due 2016 (the “2016 notes”) will be issued as separate series under an indenture to be entered into on or about September 20, 2006 between the Company, Parent and U.S. Bank National Association as trustee. The 2009 notes will mature on October 1, 2009; the 2011 notes will mature on October 1, 2011; and the 2016 notes will mature on October 1, 2016.

Unless previously redeemed or purchased and cancelled, the Company will repay the notes in cash at 100% of their principal amount together with accrued and unpaid interest thereon at maturity. The Company will pay principal of and interest on the notes in U.S. dollars.

The notes will be the senior unsecured debt obligations of the Company and will rank equally among themselves and with all of the Company’s other present and future senior unsecured Indebtedness, including amounts owed under the credit agreement governing the existing senior unsecured credit facility and the 8.0% senior notes due 2009 until redeemed. The notes are guaranteed by Parent on a senior unsecured basis. The Parent Guarantee will rank equally with all of Parent’s other present and future senior unsecured Indebtedness.

The 2011 notes and the 2016 notes will be redeemable by the Company at any time prior to maturity as described below under “—Optional Redemption”. Upon a change of control that is accompanied or followed by the downgrading of the notes within the Ratings Decline Period by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services below the lower of the respective rating in effect (i) immediately preceding the first public announcement of such change of control transaction or (ii) on the date of issuance of the notes offered by this prospectus, the Company will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued interest to the date of repurchase.

The notes will be issued in registered, book-entry form only without interest coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes will not be subject to a sinking fund. The notes will be subject to defeasance as described under “—Defeasance”.

The indenture and the notes do not limit the amount of Indebtedness which may be incurred or the amount of securities which may be issued by the Company or its Subsidiaries, and contain no financial or similar restrictions on the Company or its Subsidiaries, except as described under “—Covenants”.

The notes will be issued in an aggregate initial principal amount of $1,500,000,000, subject to the Company’s ability to issue additional notes which may be of the same series as the notes as described under “—Further Issues of Notes”.

If the scheduled maturity date or redemption date for the notes of any series falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day, and no interest on such payment shall accrue for the period from and after the scheduled maturity date or redemption date, as the case may be.

Interest

Floating Rate Senior Notes due 2009

The 2009 notes will bear interest for each interest period at a rate determined by the calculation agent. The calculation agent will initially be U.S. Bank National Association, the trustee under the indenture, until such time as the Company appoints a successor calculation agent. The interest rate on the 2009 notes for a particular interest period will be a per annum rate equal to three-month LIBOR as determined on the interest determination date plus 0.84%. The interest determination date for an interest period will be the second London business day preceding such interest period. Promptly upon determination, the calculation agent will inform the trustee and the Company of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the 2009 notes, the trustee and the Company.

A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

On any interest determination date, LIBOR will be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Telerate Page 3750” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Telerate Page 3750” as of 11:00 a.m., London time, or if the “Telerate Page 3750” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Telerate Page 3750” or Bloomberg L.P. page “BBAM” on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with the Company) will select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR will be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period will be set equal to the rate of LIBOR for the then current interest period.

Upon request from any holder of 2009 notes, the calculation agent will provide the interest rate in effect for the 2009 notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.

Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward.

Interest on the 2009 notes will accrue from September 20, 2006, or from the most recent interest payment date to which interest has been paid or provided for; provided that if an interest payment date for the 2009 notes falls on a day that is not a business day, the interest payment date shall be postponed to the next succeeding business day unless such next succeeding business day would be in the following month, in which case, the interest payment date shall be the immediately preceding business day. Interest on the 2009 notes will be paid to but excluding the relevant interest payment date. The Company will make interest payments on the 2009 notes quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning on January 1, 2007, to the person in whose name those notes are registered at the close of business on the business day preceding the interest payment date. Interest on the 2009 notes will be computed on the basis of the actual number of calendar days in an interest period and a 360-day year.

Fixed Rate Senior Notes due 2011 and 2016

The 2011 notes will bear interest at a rate of 6.375% and the 2016 notes will bear interest at a rate of 6.800%. Interest on the 2011 notes and the 2016 notes will accrue from September 20, 2006, or from the most recent interest payment date to which interest has been paid or provided for, to but excluding the relevant interest payment date. The Company will make interest payments on the 2011 notes and the 2016 notes semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2007, to the Person in whose name such notes are registered at the close of business on the immediately preceding March 15 or September 15, as applicable. Interest on the 2011 notes and the 2016 notes will be computed on the basis of a 360-day year of twelve 30-day months.

If an interest payment date for the 2011 notes and the 2016 notes falls on a day that is not a business day, the interest payment shall be postponed to the next succeeding business day, and no interest on such payment shall accrue for the period from and after such interest payment date.

Optional Redemption

The 2009 notes are not redeemable by the Company. The 2011 notes and the 2016 notes will be redeemable, as a whole or in part, at the option of the Company, at any time or from time to time, upon mailed notice to the registered address of each holder of notes at least 30 calendar days but not more than 60 calendar days prior to the redemption at a “make-whole” premium redemption price. The “make-whole premium” redemption price will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such notes discounted to the date of redemption, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus 50 basis points with respect to the 2011 notes and 50 basis points with respect to the 2016 notes. Accrued interest will be paid to but excluding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by a Reference Treasury Dealer (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes called for redemption, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of notes called for redemption.

“Comparable Treasury Price” means, with respect to any redemption date, the average, as determined by the Company, of the Reference Treasury Dealer Quotations for that redemption date.

“Reference Treasury Dealer” means Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc., and two other primary U.S. Government securities dealers selected by the Company, and each of their respective successors. If any of the foregoing shall cease to be a primary U.S. Government securities dealer, the Company will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, on any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Company by each Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of and interest on the notes called for redemption that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to the notes called for redemption, the amount of the next succeeding scheduled interest payment on such notes will be reduced by the amount of interest accrued on the notes called for redemption to such redemption date.

The Company will prepare and mail a notice of redemption to each holder of notes to be redeemed by first-class mail at least 30 and not more than 60 calendar days prior to the date fixed for redemption. On and after a redemption date, interest will cease to accrue on the notes called for redemption (unless the Company defaults in the payment of the redemption price and accrued interest). On or before a redemption date, the Company will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of a series are to be redeemed, the notes to be redeemed shall be selected by the trustee pro rata or by lot or by a method the trustee deems to be fair and appropriate.

Mandatory Redemption; Offers To Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Company may be required to offer to purchase notes as described under the caption “—Change of Control”. The Company may at any time and from time to time purchase notes in the open market or otherwise.

Parent Guarantee

Parent will fully and unconditionally guarantee, on a senior unsecured basis, the Company’s obligations under the notes.

Pursuant to the indenture, Parent may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Covenants—Consolidation, Merger and Conveyance, Transfer and Lease of Assets”, provided, however, that if such other Person is not the Company, Parent’s obligations under the Parent Guarantee must be expressly assumed by such other Person.

If Parent and the Company merge with each other or consolidate together in a transaction permitted by the provisions set forth under “—Covenants—Consolidation, Merger and Conveyance, Transfer and Lease of Assets”, then the Parent Guarantee shall automatically be terminated upon the consummation of such merger or consolidation and shall no longer have any effect from such time.

Ranking

The Indebtedness evidenced by the notes and the Parent Guarantee is unsecured and ranks pari passu in right of payment to the senior Indebtedness of the Company and Parent, as the case may be.

The notes are unsecured obligations of the Company. Secured debt and other secured obligations of the Company are effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations.

The Parent Guarantee is an unsecured obligation of Parent. Secured debt and other secured obligations of Parent are effectively senior to the Parent Guarantee to the extent of the value of the assets securing such debt or other obligations.

A substantial portion of the Company’s operations are conducted through its Subsidiaries. Claims of creditors of such Subsidiaries, including trade creditors and creditors holding Indebtedness or guarantees issued by such Subsidiaries, and claims of any preferred stockholders of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Company, including holders of the notes. Accordingly, the notes are effectively subordinated to the claims of creditors (including trade creditors) and preferred stockholders, if any, of subsidiaries of the Company.

As of June 30, 2006, after giving effect to a corporate organizational change pursuant to which Maxtor became a wholly owned indirect Subsidiary of the Company:

•	the Company’s senior Indebtedness was approximately $400 million, none of which was secured;

•	the Company’s Subsidiaries had outstanding approximately $3.9 billion of liabilities, including trade payables but excluding intercompany Indebtedness; and

•	Parent’s senior Indebtedness was approximately $861 million, comprised of guarantees of Subsidiary Indebtedness (including the $400 million of Seagate HDD senior Indebtedness), none of which was secured Indebtedness.

As adjusted for this offering and the redemption of the $400 million aggregate principal amount of the Company’s 8.0% senior notes due 2009, which the Company currently intends to redeem using a portion of the net proceeds of this offering, as of June 30, 2006:

•	the Company’s senior Indebtedness would have been approximately $1,500 million, none of which would have been secured; and

•	Parent’s senior Indebtedness would have been approximately $1,961 million, comprised of guarantees of Subsidiary Indebtedness (including the $1,500 million of Seagate HDD senior Indebtedness), none of which would have been secured.

The Company has a senior unsecured revolving credit facility of up to $100 million that matures in November 2008. Although no borrowings have been drawn under this senior unsecured revolving credit facility to date, the Company utilized $31 million for outstanding letters of credit and bankers’ guarantees as of June 30, 2006, leaving $69 million of available capacity as of such date for additional letters of credit or cash borrowings, subject to compliance with financial covenants and other customary conditions to borrowing. The Company currently intends to enter into an amended and restated credit agreement for a senior unsecured revolving credit facility in an amount of up to $500 million.

Change of Control

Upon the occurrence of any of the events described in (1) through (4) below that is accompanied or followed by a downgrade of the notes within the Ratings Decline Period by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services below the lower of the respective rating in effect (i) immediately preceding the first public announcement thereof or (ii) the date of issuance of the notes offered by this prospectus (each, a “Change of Control”), each holder shall have the right to require that the Company repurchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to but excluding the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)

any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company (for purposes of this clause (1), a person shall be deemed to beneficially own any Voting Stock of a person (the “specified person”) held by any other person (the “parent entity”) so long as such person is the beneficial owner (as defined in this clause (1)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of the parent entity);

(2)	individuals who on the date of issuance of the notes constituted the Board of Directors of the Company or Parent (together with any new directors whose election by such Board of Directors of the Company or Parent or whose nomination for election by the shareholders of the Company or Parent, as the case may be, was approved by a vote of a majority of the directors of the Company or of Parent, as the case may be, then still in office who were either directors on the date of issuance of the notes or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company or Parent then in office;

(3)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4)	the merger or consolidation of Parent or the Company with or into another Person or the merger of another Person with or into Parent or the Company, or the sale of all or substantially all the assets of Parent or the Company (determined on a consolidated basis) to another Person, other than a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent or the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction.

Within 30 calendar days following any Change of Control, the Company will mail a notice to each holder with a copy to the trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control;

(3)	the purchase date (which shall be no earlier than 30 calendar days nor later than 60 calendar days from the date such notice is mailed); and

(4)	the instructions, as determined by the Company, consistent with the covenant described hereunder, that a holder must follow in order to have its notes purchased.

The Company will not be required to make a Change of Control Offer following a Change of Control with respect to a particular series of Notes (a) if, with respect to such series of Notes, a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes of such series validly tendered and not withdrawn under such Change of Control Offer or (b) if, with respect to the 2011 notes or the 2016 notes, the Company has exercised its option to redeem all the notes of such series pursuant to the provisions described above under “—Optional Redemption”.

The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described hereunder by virtue of its compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of Parent and the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Parent, the Company and the underwriters. Neither the Company nor Parent has the present intention to engage in a transaction involving a Change of Control, although it is possible that the Company or Parent could decide to do so in the future. Subject to the limitations discussed below, the Company or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the capital structure of Parent or the Company or credit ratings on the notes. Restrictions on the ability of the Company to incur Liens and enter into sale and lease-back transactions are contained in the covenants described under “—Covenants—Limitation on Liens” and “—Limitation on Sale and Lease-Back Transactions”. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The credit agreement governing the existing senior unsecured revolving credit facility prohibits the Company in certain circumstances from purchasing any notes pursuant to a Change of Control Offer and also provides that the occurrence of certain change of control events with respect to Parent or the Company constitute a default thereunder. It is anticipated that the new credit agreement to be entered into in connection with the proposed amended and restated senior unsecured revolving credit facility will contain similar provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company may seek the consent of its lenders to the purchase of notes or may attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the failure to offer to purchase notes would constitute a default under the indenture, which would, in turn, constitute a default under such credit agreement. The credit agreement is summarized in “Description of Other Indebtedness—Senior Unsecured Revolving Credit Facility.”

Future Indebtedness that the Company may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the notes could cause a default under such Indebtedness. The Company’s ability to pay cash to the holders of notes following the occurrence of a Change of Control may be limited by its then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The provisions under the indenture relative to the Company’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the applicable series of notes.

Further Issues of Notes

The Company may from time to time, without notice to or the consent of the holders of the notes, create and issue further notes of any such series ranking equally with the notes of the corresponding series in all respects (or in all respects other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes). Such further notes may be consolidated and form a single series with the notes of the corresponding series and have the same terms as to status, redemption or otherwise as the notes of the corresponding series.

Exchange and Transfer

Holders generally will be able to exchange notes for other notes of the same series with the same total principal amount and the same terms but in different authorized denominations.

Holders may present notes for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent designated for that purpose. The security registrar or designated transfer agent will exchange or transfer the notes if it is satisfied with the documents of title and identity of the Person making the request. The Company will not charge a service charge for any exchange or registration of transfer of notes. However, the Company and the security registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. The Company has initially appointed the trustee as security registrar. At any time the Company may:

•	designate additional transfer agents;

•	rescind the designation of any transfer agent; or

•	approve a change in the office of any transfer agent.

However, the Company is required to maintain a transfer agent in each place of payment for the notes at all times.

If the Company elects to redeem a series of notes, neither the Company nor the trustee will be required to:

•	issue, register the transfer of or exchange any notes of that series during the period beginning at the opening of business 15 calendar days before the day the Company mails the notice of redemption for the series and ending at the close of business on the day the notice is mailed; or

•	register the transfer or exchange of any note of that series so selected for redemption, except for any portion not to be redeemed.

Payment and Paying Agents

Under the indenture, the Company will pay interest on the notes to the Persons in whose names the notes are registered at the close of business on the regular record date for each interest payment. However, the Company will pay the interest payable on the notes at their stated maturity to the Persons to whom the Company pays the principal amount of the notes.

The Company will pay principal, premium, if any, and interest on the notes at the offices of the designated paying agents. However, except in the case of a global security, the Company will pay interest by:

•	check mailed to the address of the Person entitled to the payment as it appears in the security register; or

•	if you are a holder with an aggregate principal amount in excess of $2.0 million, by wire transfer in immediately available funds to the place and account designated in writing at least fifteen calendar days prior to the interest payment date by the Person entitled to the payment as specified in the security register.

The Company will initially designate the trustee as the sole paying agent for the notes. At any time, the Company may designate additional paying agents or rescind the designation of any paying agents. However, the Company is required to maintain a paying agent in each place of payment for the notes at all times.

Any money deposited with the trustee or any paying agent for the payment of principal, premium, if any, and interest on the notes that remains unclaimed for two years after the date the payments became due, may be repaid to the Company upon its request. After the Company has been repaid, holders entitled to those payments may only look to the Company for payment as its unsecured general creditors. Neither the trustee nor any paying agent will be liable for those payments after the Company has been repaid.

Covenants

The indenture contains covenants including, among others, the following:

Consolidation, Merger and Conveyance, Transfer and Lease of Assets

The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its properties and assets to, any Person, in a single transaction or in a series of transactions, unless:

•	either (a) the Company is the continuing Person or (b) the resulting, surviving or transferee Person (the “Successor Company”) is an entity organized under the laws of the Cayman Islands or under the laws of the United States of America, any State thereof or the District of Columbia;

•	the Successor Company expressly assumes the Company’s obligations with respect to the notes and the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	the Company or the Successor Company has delivered to the trustee the certificates and opinions required under the indenture.

Parent may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its properties and assets to, any Person, in a single transaction or in a series of transactions, unless:

•	either (a) Parent is the continuing Person or (b) the resulting, surviving or transferee Person (the ”Successor Parent”) is an entity organized under the laws of the Cayman Islands or under the laws of the United States of America, any State thereof or the District of Columbia;

•	the Successor Parent expressly assumes Parent’s obligations with respect to the notes, the Parent Guarantee and the indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	Parent or the Successor Parent has delivered to the trustee the certificates and opinions required under the indenture.

Limitation on Liens

Neither the Company nor any of its Subsidiaries will create or incur any Lien on any Principal Property, whether now owned or hereafter acquired, in order to secure any Indebtedness, without effectively providing that the notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

•	Liens existing as of the date of issuance of the notes offered by this prospectus;

•	Liens granted after the date of issuance of the notes offered by this prospectus created in favor of the holders of the notes;

•	Liens created in substitution of, or as replacements for, any Liens described in the preceding two bullet points; provided that based on a good faith determination of one of the Company’s Senior Officers, the Principal Property encumbered under any such substitute or replacement Lien is substantially similar in nature to the Principal Property encumbered by the otherwise permitted Lien which is being replaced; and

•	Permitted Liens.

Notwithstanding the foregoing, the Company or any Subsidiary of the Company may, without equally and ratably securing the notes, create or incur Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto, Aggregate Debt does not exceed the greater of (i) 15% of

Consolidated Net Worth calculated as of the date of the creation or incurrence of the Lien or (ii) 15% of Consolidated Net Worth calculated as of the date of the issuance of the notes offered hereby. The Company or any Subsidiary of the Company also may, without equally and ratably securing the notes, create or incur Liens that extend, renew, substitute or replace (including successive extensions, renewals, substitutions or replacements), in whole or in part, any Lien permitted pursuant to the preceding sentence.

Limitation on Sale and Lease-Back Transactions

Neither the Company nor any of its Subsidiaries will enter into any sale and lease-back transaction for the sale and leasing back of any Principal Property, whether now owned or hereafter acquired, unless:

•	such transaction was entered into prior to the date of issuance of the notes offered by this prospectus;

•	such transaction was for the sale and leasing back to the Company of any Principal Property by one of its Subsidiaries;

•	such transaction involves a lease for not more than three years (or which may be terminated by the Company within a period of not more than three years);

•	the Company would be entitled to incur Indebtedness secured by a mortgage on the property to be leased in an amount equal to Attributable Liens with respect to such sale and lease-back transaction without equally and ratably securing the notes pursuant to the first paragraph of “—Limitation on Liens” above; or

•	the Company applies an amount equal to the net proceeds from the sale of the Principal Property to the purchase of another Principal Property or to the retirement of long-term Indebtedness within 365 calendar days before or after the effective date of any such sale and lease-back transaction; provided that in lieu of applying such amount to such retirement, the Company may deliver notes to the trustee for cancellation, such notes to be credited at the cost thereof to the Company.

Notwithstanding the foregoing, the Company and its Subsidiaries may enter into any sale and lease-back transaction which would otherwise be subject to the foregoing restrictions if after giving effect thereto and at the time of determination, Aggregate Debt does not exceed the greater of (i) 15% of Consolidated Net Worth calculated as of the closing date of the sale and lease-back transaction or (ii) 15% of Consolidated Net Worth calculated as of the date of the issuance of the notes offered hereby.

Certain Definitions

As used in this section, the following terms have the meanings set forth below.

“Aggregate Debt” means the sum of the following as of the date of determination: (1) the aggregate principal amount of the Indebtedness of the Company and its Consolidated Subsidiaries incurred after the closing date of the offering of the notes and secured by Liens not permitted by the first paragraph under “—Limitation on Liens” above and (2) Attributable Liens of the Company and its Consolidated Subsidiaries’ in respect of sale and lease-back transactions entered into after the closing date of the offering of the notes pursuant to the second paragraph of “—Limitation on Sale and Lease-Back Transactions” above.

“Attributable Liens” means in connection with a sale and lease-back transaction the lesser of: (1) the fair market value of the assets subject to such transaction, as determined in good faith by the Company’s Board of Directors; and (2) the present value (discounted at a rate of 10% per annum compounded monthly) of the obligations of the lessee for rental payments during the shorter of the term of the related lease or the period through the first date on which the Company may terminate the lease.

“Capital Lease” means any Indebtedness represented by a lease obligation of a Person incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Net Worth” means, as of any date of determination, the Shareholders’ Equity of the Company and its Consolidated Subsidiaries on that date.

“Consolidated Subsidiaries” means, as of any date of determination and with respect to any Person, those Subsidiaries of that Person whose financial data is, in accordance with GAAP, reflected in that Person’s consolidated financial statements.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Public Company Accounting Oversight Board (United States) and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect as of the date of determination.

“Indebtedness” of any specified Person means any indebtedness in respect of borrowed money.

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Parent Guarantee” means the guarantee by Parent of the Company’s obligations with respect to the notes.

“Permitted Liens” means:

•	Liens existing on the date of issuance of the notes offered hereby;

•	Liens on any assets, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 12 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations;

•	(a) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of any Principal Property, including Capital Lease transactions in connection with any such acquisition, and (b) Liens existing on any Principal Property at the time of acquisition thereof or at the time of acquisition by the Company of any Person then owning such property whether or not such existing Liens were given to secure the payment of the purchase price of the property to which they attach; provided that with respect to clause (a), the Liens shall be given within 12 months after such acquisition and shall attach solely to the Principal Property acquired or purchased and any improvements then or thereafter placed thereon and any proceeds thereof;

•	pre-existing Liens on assets acquired after the date of issuance of the notes offered hereby;

•	Liens in favor of the Company or a Subsidiary of the Company;

•	purchase money Liens or purchase money security interests upon or in any Principal Property acquired or held by the Company in the ordinary course of business to secure the purchase price of such Principal Property or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such Principal Property;

•	Liens on any Principal Property in favor of the United States of America or any State thereof or any political subdivision thereof to secure progress or other payments or to secure Indebtedness incurred for the purpose of financing the cost of acquiring, constructing or improving such Principal Property;

•

Liens imposed by law, such as carriers’, warehousemen’s and mechanic’s Liens and other similar Liens, in each case for sums not yet overdue by more than 30 calendar days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution;

•	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

•	Liens to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business;

•	licenses of intellectual property of the Company and its Subsidiaries granted in the ordinary course of business or otherwise; or

•	any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), in whole or in part, of any Lien referred to in the preceding bullet points, inclusive.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means, with respect to any Person, all of such Person’s interests in any kind of property or asset (including the capital stock in and other securities of any other Person), except such as the Company’s Board of Directors by resolution determines in good faith (taking into account, among other things, the materiality of such property to the business, financial condition and earnings of the Company and its Consolidated Subsidiaries taken as a whole) not to be material to the business of the Company and its Consolidated Subsidiaries, taken as a whole.

“Ratings Decline Period” means the period that begins on the date of the first public announcement of the occurrence of a Change of Control or of the intention by the Company, Parent or a shareholder of Parent, as applicable, to effect a Change of Control, and ends 60 calendar days after the consummation of such Change of Control, provided however, that such period shall be extended for so long as the rating of the notes relating to the Change of Control, as noted by the applicable rating agency, is under publicly announced consideration for downgrade by the applicable rating agency.

“Senior Officer” of any specified Person means the chief executive officer, any president, any vice president, the chief financial officer, the treasurer, any assistant treasurer, the secretary or any assistant secretary.

“Shareholders’ Equity” means, as of any date of determination, shareholders’ equity as reflected on the Company’s most recent consolidated balance sheet prepared in accordance with GAAP.

“Subsidiary” of a Person means a corporation, partnership, limited liability company or other similar entity a majority of whose Voting Stock is owned by such Person or a Subsidiary of such Person.

“Voting Stock” of a Person means all classes of capital stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Events of Default

Each of the following will be an event of default under the indenture for the notes:

•	failure by the Company to pay principal or premium, if any, on that series when due at maturity, upon redemption or otherwise (including the failure to pay the repurchase price for notes tendered pursuant to a Change of Control Offer);

•	failure by the Company to pay any interest on that series for 30 calendar days after the interest becomes due;

•	failure by the Company to comply with the notice provisions in connection with a Change of Control for 30 calendar days;

•	failure by the Company or any of its Subsidiaries or Parent to perform, or breach by the Company or any of its Subsidiaries or Parent of, any other covenant, agreement or condition in the indenture in respect of that series for 90 calendar days after either the trustee or holders of at least 25% in principal amount of the outstanding notes of that series have given the Company written notice of the breach in the manner required by the indenture, except with respect to any covenant, agreement or condition to file periodic reports with the trustee, in which case the 90 calendar day period shall be extended to 150 calendar days; and

•	specified events involving bankruptcy, insolvency or reorganization of the Company or any of its significant subsidiaries (as defined in Regulation S-X under the Exchange Act).

An event of default under one series of notes does not necessarily constitute an event of default under any other series of notes. If an event of default for a series of notes occurs and is continuing (other than an event of default described in the fifth bullet point above), either the trustee or the holders of at least 25% in principal amount of the outstanding notes of that series may declare the principal amount plus accrued and unpaid interest of all the notes of that series due and immediately payable. In order to declare the principal amount and accrued and unpaid interest of that series of notes due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, the Company will be obligated to pay the principal amount plus accrued and unpaid interest of the series of notes so declared due and payable.

If an event of default described in the fifth bullet point above occurs and is continuing, then the entire principal amount plus accrued and unpaid interest of the outstanding series of notes will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

However, after any declaration of acceleration of a series of notes or any automatic acceleration under the fifth bullet point above, but before a judgment or decree for payment has been obtained, the holders of a majority in principal amount of outstanding notes of either series may rescind this accelerated payment requirement if all existing events of default, except for nonpayment of the principal and interest on the notes of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding notes of either series also have the right to waive past defaults, except a default in paying principal, premiums, if any, or interest on any outstanding note, or in respect of a covenant or provision that cannot be modified or amended without the consent of all holders of the notes of that series.

If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. The holders of a majority in principal amount of the outstanding notes of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee for the notes of that series, provided that:

•	the direction is not in conflict with any law or the indenture;

•	the trustee may take any other action it deems proper which is not inconsistent with the direction; and

•	the trustee will generally have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law or would be unduly prejudicial to the rights of any other holder of a note.

A holder of a note of any series may only pursue a remedy under the indenture if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	holders of at least 25% in principal amount of the outstanding notes of that series make a written request to the trustee to institute proceedings with respect to the event of default;

•	the holders offer reasonable indemnity to the trustee;

•	the trustee fails to pursue that remedy within 60 calendar days after receipt of the notice, request and offer of indemnity; and

•	during that 60 calendar day period, the holders of a majority in principal amount of the notes of that series do not give the trustee a direction inconsistent with the request.

However, these limitations do not apply to a suit by a holder of a note demanding payment of the principal, premium, if any, or interest on a note on or after the date the payment is due.

The Company will be required to furnish to the trustee annually a statement by certain officers of the Company regarding the Company’s performance or observance of any of the terms of the indenture and specifying all known defaults, if any.

Modification and Waiver

When authorized by resolution of its Board of Directors, the Company and Parent, may enter into one or more supplemental indentures with the trustee without the consent of each of the holders of the notes in order to:

•	evidence the succession of another corporation to the Company or Parent or successive successions and the assumption of the covenants, agreements and obligations of the Company or Parent by a successor;

•	add to the covenants of the Company and Parent for the benefit of the holders of any series of notes or to surrender any of its rights or powers;

•	add events of default for the benefit of holders of any series of notes;

•	add to, change or eliminate any provision of the indenture applying to one or more series of notes, provided that the Company deems such action necessary or advisable and that such action does not adversely affect the interests of any holder of any series of notes;

•	evidence and provide for successor trustees or to add to or change any provisions to the extent necessary to appoint a separate trustee or trustees for a specific series of notes;

•	cure any ambiguity, defect or inconsistency under the indenture, or to make other provisions with respect to matters or questions arising under the indenture, provided that such action does not adversely affect the rights of any holder of notes;

•	supplement any provisions of the indenture necessary to defease and discharge any series of notes, provided that such action does not adversely affect the interests of the holders of any notes;

•	add to, change or eliminate any provisions of the indenture in accordance with the Trust Indenture Act of 1939, provided that the action does not adversely affect the interests of any holder of notes;

•	provide collateral security for the notes;

•	provide for the issuance of additional notes of any series ranking equally with the notes of the corresponding series in all respects (other than the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes); or

•	make any change in the Parent Guarantee that would not adversely affect the holders.

When authorized by resolution of the Company’s Board of Directors, the Company may enter into one or more supplemental indentures with the trustee in order to add to, change or eliminate provisions of the indenture or to modify the rights of the holders of one or more series of notes if the Company obtains the consent of the holders of a majority in principal amount of the outstanding notes of each series affected by the supplemental indenture. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, the Company may not enter into a supplemental indenture that:

•	reduces the rates of or changes the time for payment of interest on any notes;

•	reduces the principal amount of, or changes the maturity of, any notes;

•	reduces the redemption price, including upon a Change of Control, of any notes or amends or modifies in any manner adverse to the holders thereof the Company’s obligation to make such payments;

•	changes the currency of payment of principal, premium, if any, or interest;

•	reduces the quorum requirements under the indenture;

•	reduces the percentage in principal amount of outstanding notes of any series, the consent of whose holders is required for modification of the indenture, for waiver of compliance with certain provisions of the indenture, for waiver of certain defaults or consent to take any action;

•	adversely affects the ranking of the notes of any series;

•	waives any default in the payment of principal, premium, if any, or interest; or

•	impairs the right to institute suit for the enforcement of any payment on the notes.

Defeasance

When the Company uses the term defeasance, the Company means discharge from some or all of its obligations under the indenture. If the Company irrevocably deposits with the trustee funds or government securities sufficient to make payments of all principal, premium, if any, and interest on the notes of a series on the dates those payments are due and payable and complies with all other conditions to defeasance set forth in the indenture, then, at the Company’s option, either of the following will occur:

•	the Company will be discharged from its obligations with respect to the notes of that series, which is referred to in this prospectus as “legal defeasance”; or

•	the Company will no longer have any obligation to comply with the restrictive covenants under the indenture (including the covenants described under “—Covenants” and “—Change of Control”), and the related events of default will no longer apply to the Company, but some of the Company’s other obligations under the indenture and the notes of that series, including the obligation to make payments on those notes, will survive, which are collectively referred to in this prospectus as “covenant defeasance”;

provided that no default with respect to the outstanding notes of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit, or in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day.

If the Company legally defeases a series of notes, the holders of the notes of the series affected will not be entitled to the benefits of the indenture, except for:

•	the rights of holders to receive principal, premium, if any, interest and the redemption price when due;

•	the Company’s obligation to register the transfer or exchange of notes; and

•	the Company’s obligation to replace mutilated, destroyed, lost or stolen notes.

The Company may legally defease a series of notes notwithstanding any prior exercise by the Company of its option of covenant defeasance in respect of such series.

The Company will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If the Company elects legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Satisfaction and Discharge

The Company may discharge its obligations under the indenture while notes remain outstanding if (1) all outstanding notes issued under the indenture have become due and payable, (2) all outstanding notes issued under the indenture have or will become due and payable at their stated maturity within one year or (3) all outstanding notes issued under the indenture are scheduled for redemption in one year, and in each case, the Company has deposited with the trustee an amount sufficient to pay and discharge all outstanding notes issued under the indenture on the date of their scheduled maturity or the scheduled date of the redemption, paid all other amounts payable under the indenture and delivered to the trustee all certificates required by the indenture.

Book-Entry System

The Company has obtained the information in this section concerning The Depository Trust Company (“DTC”), Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) and Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and their book-entry systems and procedures from sources that the Company believes to be reliable. The Company takes no responsibility for an accurate portrayal of this information. In addition, the description of the clearing systems in this section reflects the Company’s understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

The notes will initially be represented by one or more fully registered global notes. Each such global note will be deposited with, or on behalf of, DTC or any successor thereto and registered in the name of Cede & Co. (DTC’s nominee). You may hold your interests in the global notes in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in such systems or indirectly through organizations that are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests in the global notes on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s or Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports delivered by the Company or the trustee pursuant to the indenture. Accordingly, each Person owning a beneficial interest in a note must rely on the procedures of DTC or its nominee and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until the Company issues the notes in fully certificated, registered form under the limited circumstances described below under the heading “—Certificated Notes”:

•	you will not be entitled to receive a certificate representing your interest in the notes;

•	all references in this prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its direct participants deposit with DTC. DTC facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

Direct participants of DTC include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants. Indirect participants of DTC, such as securities brokers and dealers, banks and trust companies, can also access the DTC system if they maintain a custodial relationship with a direct participant.

Purchases of notes under DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except as provided below in “—Certificated Notes”.

To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Book-Entry Format

Under the book-entry format, the trustee will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system. None of the Company, the trustee or any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the notes.

DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interest on the notes. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the notes on your behalf. Neither the Company nor the trustee has any responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. In addition, neither the Company nor the trustee has any responsibility or liability for any aspect of the records kept by DTC, Clearstream, Luxembourg, Euroclear or any of their direct or indirect participants relating to or payments made on account of beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company also does not supervise these systems in any way.

The trustee will not recognize you as a holder under the indenture, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised the Company that it will only take action regarding a note if one or more of the direct participants to whom the note is credited directs DTC to take such action and only in respect of the portion of the aggregate principal amount of the notes as to which that participant or participants has or have given that direction. DTC can only act on behalf of its direct participants. Your ability to pledge notes to non-direct participants and to take other actions may be limited because you will not possess a physical certificate that represents your notes.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to the Company as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a holder under the indenture on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers Within and Among Book-Entry Systems

Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with its applicable rules and operating procedures.

DTC will effect cross-market transfers between Persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among their respective participants, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Certificated Notes

Unless and until they are exchanged, in whole or in part, for notes in definitive form in accordance with the terms of the notes, the notes may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor.

The Company will issue notes to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	the Company advises the trustee in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the trustee or the Company are unable to locate a qualified successor within 90 calendar days; or

•	an event of default has occurred and is continuing under the indenture.

If any of the three above events occurs, DTC is required to notify all direct participants that notes in fully certificated registered form are available through DTC. DTC will then surrender the global note representing the notes along with instructions for re-registration. The trustee will re-issue the notes in fully certificated registered form and will recognize the registered holders of the certificated notes as holders under the indenture.

Unless and until the Company issues the notes in fully certificated, registered form, (1) you will not be entitled to receive a certificate representing your interest in the notes; (2) all references in this prospectus to actions by holders will refer to actions taken by the depositary upon instructions from their direct participants; and (3) all references in this prospectus to payments and notices to holders will refer to payments and notices to the depositary, as the registered holder of the notes, for distribution to you in accordance with the policies and procedures of such depositary.

Notices

Holders will receive notices by mail at their addresses as they appear in the security register.

Title

The Company may treat the Person in whose name a note is registered on the applicable record date as the owner of the note for all purposes, whether or not it is overdue.

Governing Law

New York law will govern the indenture and the notes.

Regarding the Trustee

U.S. Bank National Association will act as trustee under the indenture. Parent and the Company maintain various commercial and service relationships with the trustee and its affiliates in the ordinary course of business. In particular, affiliates of the trustee provide services to Parent, the Company and their affiliates.

If an event of default occurs under the indenture and is continuing, the trustee will be required to use the degree of care and skill of a prudent Person in the conduct of that Person’s own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of the notes only after those holders have offered the trustee indemnity satisfactory to it.

If the trustee becomes a creditor of the Company or Parent, the trustee’s rights to obtain payment of claims in specified circumstances, or to realize for its own account on certain property received in respect of any such claim as security or otherwise will be limited under the terms of the indenture. The trustee may engage in certain other transactions; however, if the trustee acquires any conflicting interest (within the meaning specified under the Trust Indenture Act), it will be required to eliminate the conflict or resign.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Unsecured Revolving Credit Facility

As of June 30, 2006, Seagate HDD had a senior unsecured $100 million revolving credit facility that matures in November 2008 (the “existing revolving credit facility”). Seagate has guaranteed Seagate HDD’s obligations under the existing revolving credit facility on a full and unconditional basis. As of June 30, 2006, the revolving credit facility was available for cash borrowings and for the issuance of letters of credit up to $100 million. Although no borrowings have been drawn under this senior unsecured revolving credit facility to date, Seagate HDD had utilized $31 million for outstanding letters of credit and bankers’ guarantees as of June 30, 2006, leaving $69 million of available capacity as of such date for additional letters of credit or cash borrowings, subject to compliance with financial covenants and other customary conditions to borrowing.

The credit agreement contains a number of covenants that, among other things, restrict the ability of Seagate HDD, Seagate, the borrowers thereunder and Seagate’s other subsidiaries, subject to a number of exceptions, to:

•	dispose of assets;

•	incur additional debt or issue preferred stock;

•	incur guarantee obligations;

•	repay or prepay other debt;

•	redeem or repurchase capital stock or debt;

•	make specified restricted payments;

•	pay regularly scheduled quarterly dividends in excess of $200 million during any period of four consecutive fiscal quarters;

•	enter into swap agreements;

•	make investments, loans or advances;

•	engage in mergers, acquisitions or consolidations;

•	engage to any material extent in businesses other than our current businesses;

•	make capital expenditures;

•	amend Seagate HDD’s deferred compensation plan;

•	enter into sale and leaseback transactions; or

•	engage in certain transactions with affiliates.

Many of these covenants would be modified or eliminated in the event that and for so long as the senior unsecured long-term indebtedness of Seagate HDD is rated investment grade by both Moody’s Investors Services, Inc. and Standard & Poor’s Ratings Services. As of June 30, 2006, Seagate HDD was in compliance with the covenants in the credit agreement.

The credit agreement requires Seagate HDD to maintain ongoing compliance with the following: (1) minimum cash, cash equivalents and marketable securities; (2) a fixed charge coverage ratio; and (3) a net leverage ratio. As of June 30, 2006, Seagate HDD was in compliance with these requirements.

The credit agreement also contains customary representations, warranties, affirmative covenants and events of default, including a cross-default and defaults upon material judgments or a change in control.

Seagate and Seagate HDD currently intend to enter into an amended and restated credit agreement for a senior unsecured revolving credit facility in an amount of up to $500 million, which would amend the existing

$100 million senior unsecured revolving credit facility, and would extend the maturity until September 2011. Seagate HDD currently expects that the negative covenants and financial covenants, among other obligations, will be amended to permit the execution of Seagate’s share repurchase program and provide for increased operational flexibility. We anticipate that Seagate will guarantee Seagate HDD’s obligations thereunder on a full and unconditional basis.

8.0% Senior Notes due May 2009

Seagate Technology HDD Holdings has outstanding $400 million aggregate principal amount of 8.0% senior notes due 2009 (the “8.0% notes”). Seagate has guaranteed Seagate HDD’s obligations under the 8.0% notes on a full and unconditional basis. The indenture governing the outstanding 8.0% notes does not impose any restrictions on the ability of Seagate HDD’s consolidated subsidiaries to transfer funds to Seagate HDD in the form of dividends, loans or advances but imposes other financial and operational restrictions on Seagate and its subsidiaries. Seagate HDD intends to redeem the 8.0% notes in full with a portion of the proceeds of this offering. See “Use of Proceeds”.

Debt assumed upon the closing of the Maxtor Acquisition

As a result of the Maxtor acquisition on May 19, 2006, Seagate or its subsidiaries assumed the following indebtedness.

6.8% Convertible Senior Notes due April 2010

Seagate’s consolidated indebtedness as of June 30, 2006 included $135 million in aggregate principal amount of 6.8% Convertible Senior Notes due April 2010 (the “6.8% notes”). The 6.8% notes require semi-annual interest payments payable on April 30 and October 30. The 6.8% notes are convertible into Seagate common shares at a conversion rate of approximately 30.1733 shares per $1,000 principal amount of the notes. Seagate may not redeem the 6.8% notes prior to May 5, 2008. Thereafter, Seagate may redeem the 6.8% notes at 100% of their principal amount, plus accrued and unpaid interest, if the closing price of the common shares for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the mailing of the redemption notice exceeds 130% of the conversion price on such trading day. If, at any time, substantially all of the Seagate common shares are exchanged or acquired for consideration that does not consist entirely of common shares that are listed on a United States national securities exchange or approved for quotation on the NASDAQ National Market or similar system, the holders of the notes have the right to require Seagate to repurchase all or any portion of the notes at their face value plus accrued interest. Seagate recorded the 6.8% notes as long-term debt on its consolidated balance sheet as of June 30, 2006 in the amount of $135 million.

Upon the closing of the merger with Maxtor, Seagate and Maxtor entered into a supplemental indenture whereby Seagate agreed to guarantee the 6.8% notes on a full and unconditional basis.

2.375% Convertible Senior Notes due August 2012

Seagate’s consolidated indebtedness as of June 30, 2006 included $326 million in aggregate principal amount of 2.375% Convertible Senior Notes due August 2012 (the “2.375% notes”). The 2.375% notes require semi-annual interest payments payable on February 15 and August 15. The 2.375% notes are convertible into Seagate common shares at a conversion rate of approximately 56.6503 shares per $1,000 principal amount of the notes, at the option of the holders, at any time during a fiscal quarter if, during the last 30 trading days of the immediately preceding fiscal quarter the Seagate common shares trade at a price in excess of 110% of the conversion price for 20 consecutive trading days. Upon conversion, the 2.375% notes are subject to “net cash” settlement whereby Seagate will deliver cash for the lesser of the principal amount of the notes being converted or the “conversion value” of the notes which is calculated by multiplying the conversion rate then in effect by the market price of Seagate’s common shares at the time of conversion. To the extent that the conversion value exceeds the principal amount of the 2.375% notes, Seagate will, at its election, pay cash or issue common shares with a value equal to the value of such excess. If the 2.375% notes are surrendered for conversion, Seagate may direct the conversion agent to surrender those notes to a financial institution selected by Seagate for exchange, in lieu of conversion, into a number of Seagate common shares at the applicable conversion rate, plus cash for any fractional shares, or cash or a combination of cash and Seagate common shares in lieu thereof. The 2.375% notes are classified as a current portion of long-term debt on Seagate’s consolidated balance sheet because they are currently convertible as Seagate’s share price was in excess of 110% of the conversion price for at least 20 consecutive trading days during the last 30 trading days of the fourth quarter of fiscal year 2006.

Upon the closing of the merger with Maxtor, Seagate and Maxtor entered into a supplemental indenture whereby Seagate agreed to guarantee the 2.375% notes on a full and unconditional basis.

5.75% Subordinated Debentures due March 2012

Seagate’s consolidated indebtedness as of June 30, 2006 included $55 million in aggregate principal amount of 5.75% Subordinated Debentures due March 2012 (the “5.75% notes”). The 5.75% notes require semi-annual interest payments on March 1 and September 1 and annual sinking fund payments of $5 million or repurchases of $5 million in principal amount of notes in lieu of sinking fund payments. As of June 30, 2006, the 5.75% notes were convertible for a cash payment of $167.50 per $1,000 principal amount of notes. Seagate recorded the 5.75% notes as long-term debt on its consolidated balance sheet as of June 30, 2006 in the amount of $49 million corresponding to the current carrying amount as of such date.

Plant Construction Loan

Seagate’s consolidated indebtedness as of June 30, 2006 included a plant construction loan in the amount of $30 million and a project loan in the amount of $30 million from the Bank of China to Maxtor Technology (Suzhou) Co. Ltd. (“MTS”), an indirect subsidiary of Seagate. These borrowings are collateralized by Seagate’s facilities in Suzhou, China. The interest rate on the plant construction loan is LIBOR plus 60 basis points, with the borrowings repayable in two installment payments of $15 million each, one due in October 2008 and one due in April 2009. The interest rate on the project loan is LIBOR plus 100 basis points, and the borrowing is repayable in August 2009. Interest payments on both the construction loan and the project loan are made semi-annually. The loans require MTS to maintain annual financial covenants, including a maximum liability to assets ratio and a minimum earnings to interest expense ratio, with which MTS was in compliance. These loans are guaranteed by another indirect subsidiary of Seagate.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR UNITED STATES PERSONS

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of notes as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a U.S. holder (as defined below) who acquired the notes upon original issuance at their initial offering price.

A “U.S. holder” means a person that is for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, or local or other tax considerations that may be relevant to U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities for United States federal income tax purposes, tax-exempt entities or insurance companies;

•	tax consequences to persons holding the notes as part of a hedging, integrated or conversion transaction or a straddle or persons deemed to sell the notes under the constructive sale provisions of the Code;

•	tax consequences to holders of the notes whose “functional currency” is not the United States dollar;

•	alternative minimum tax consequences, if any; or

•	any state, local or foreign tax consequences.

If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, you should consult your tax advisors.

If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Payments of Interest

Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. Interest income on a note generally will be considered foreign source income and, for purposes of the United States foreign tax credit, generally will be considered passive income. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange, Redemption and Retirement of Notes

Your tax basis in a note will, in general, be your cost for that note. Upon the sale, exchange, redemption, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, redemption, retirement or other disposition (less an amount equal to any accrued interest that you did not previously include in income, which will be taxable as interest income) and your tax basis in the note. Such gain or loss will be capital gain or loss and will generally be treated as United States source gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Generally, information reporting requirements will apply to all payments we make to you and the proceeds from a sale of a note paid to you, unless you are an exempt recipient such as a corporation. Additionally, if you fail to provide your taxpayer identification number, or in the case of interest payments, fail either to report in full dividend and interest income or to make certain certifications, you may be subject to backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and Seagate HDD has agreed to sell to them, severally, the principal amount of notes set forth opposite their names below:

Name	Principal Amount of 2009 Notes	Principal Amount of 2011 Notes	Principal Amount of 2016 Notes
Morgan Stanley & Co. Incorporated	$108,000,000	$216,000,000	$216,000,000
J.P. Morgan Securities Inc.	108,000,000	216,000,000	216,000,000
Goldman, Sachs & Co.	30,000,000	60,000,000	60,000,000
Lehman Brothers Inc.	15,000,000	30,000,000	30,000,000
Needham & Company, LLC	7,500,000	15,000,000	15,000,000
Thomas Weisel Partners LLC	7,500,000	15,000,000	15,000,000
BNP Paribas Securities Corp.	6,000,000	12,000,000	12,000,000
KeyBanc Capital Markets, a division of McDonald Investments Inc.	6,000,000	12,000,000	12,000,000
Scotia Capital (USA) Inc.	6,000,000	12,000,000	12,000,000
Wachovia Capital Markets, LLC	6,000,000	12,000,000	12,000,000

Total	$300,000,000	$600,000,000	$600,000,000

The underwriters are offering the notes subject to their acceptance of the notes from Seagate HDD and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus if any such notes are taken.

The underwriters initially propose to offer part of the notes directly to the public at the public offering prices set forth on the cover page hereof. After the initial offering of the notes, the underwriters may from time to time vary the offering price and other selling terms.

The following table shows the underwriting discount that Seagate HDD will pay to the underwriters in connection with this offering:

Paid By Seagate HDD
Per 2009 note	$5.00
Per 2011 note	$12.50
Per 2016 note	$12.50
Total	$16,500,000

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over- allotments or to stabilize the price of the notes, the underwriters may bid for, and purchase notes on the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Expenses associated with this offering, all of which are to be paid by Seagate HDD, are estimated to be approximately $2.2 million.

Seagate HDD expects to deliver the notes against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the third business day following the date of the pricing of the notes.

From time to time, Morgan Stanley, JPMorgan and Goldman, Sachs & Co. have provided, and continue to provide, various investment banking services for Seagate and Seagate HDD and their respective subsidiaries and other affiliates, for which they received or will receive customary fees and expenses. Affiliates of certain of the underwriters, including JPMorgan, are lenders under the existing revolving credit agreement. JPMorgan is acting as joint-lead arranger, and an affiliate of JPMorgan will be a lender and administrative agent under the proposed amended and restated senior unsecured revolving credit facility, and an affiliate of Morgan Stanley is acting as joint-lead arranger and syndication agent and will be a lender under such facility. Affiliates of several of the other underwriters of this offering are lenders under the existing revolving credit agreement and will also be lenders under the proposed amended and restated senior unsecured credit facility. From time to time in the ordinary course of their respective businesses, certain of the other underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or investment banking transactions with Seagate and Seagate HDD and their respective subsidiaries and other affiliates.

Seagate and Seagate HDD have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of notes to the public in that Member State, except that it may, with effect from and including such date, make an offer of notes to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

The validity of the notes and the guarantee have been passed upon for Seagate and Seagate Technology HDD Holdings by Simpson Thacher & Bartlett LLP, Palo Alto, California. Davis Polk & Wardwell, Menlo Park, California, will pass upon certain legal matters for the underwriters with respect to this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of June 30, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The consolidated financial statements of Maxtor Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this S-3 by reference to Maxtor Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Seagate files reports with the SEC, which we make available on our website free of charge. These reports include annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports, each of which is provided on our website as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. You can also read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement we have filed with the SEC relating to the notes. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site located at http://www.sec.gov.

We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below:

(a)     Annual Report on Form 10-K for the year ended June 30, 2006;

(b)    Current Reports on Form 8-K filed on August 9, 2006, August 24, 2006 and September 12, 2006 (other than those portions of those documents not deemed to be filed);

(c)    Current Report on Form 8-K filed on May 25, 2006 (only with respect to item 9.01(a) and exhibits 99.1, 99.2 and 99.3 therein);

(d)    Current Report on Form 8-K filed on September 7, 2005; and

(e)    The portions of our Definitive Proxy Statement on Schedule 14A filed on October 7, 2005 that were incorporated by reference in our Annual Report on Form 10-K for the year ended July 1, 2005, as indicated therein.

All documents filed by the Registrant with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than the portions of those documents not deemed to be filed) subsequent to the date hereof and prior to the filing of a post-effective amendment hereto indicating that all securities offered hereunder have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the documents or information that have been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this at no cost to the requestor upon written or oral request addressed to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, attention Investor Relations (telephone: 813-439-5337).